UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 28, 2006

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
April 3, 2006

Item 8.01 Other Events

On March 28, 2006, First Midwest closed its sale of U.S. $100,000,000 aggregate principal amount of its Subordinated Notes due April 1, 2016 at an interest rate of 5.85% (the "Notes"). The Notes were issued pursuant to that certain Subordinated Debt Indenture dated as of March 1, 2006 between First Midwest and U.S. Bank National Association, as trustee. The Notes have been registered under the Securities Act of 1933, as amended (the "Act"), pursuant to a Registration Statement on Form S-3 (Nos. 333-132137) previously filed with the Securities and Exchange Commission under the Act. Copies of the Indenture and form of the Note are attached hereto as an exhibit and incorporated herein by reference.

On April 3, 2006, First Midwest Bancorp, Inc. announced that it has completed it acquisition of Bank Calumet, Inc., a bank holding company headquartered in Hammond, Indiana. This press release, dated April 3, 2006, is attached as Exhibit 99 to this report.

Item 9.01 Financial Statements and Exhibits

The following exhibits are filed as part of this report:

(a) and (b) not applicable

(c) Exhibit No. Description

4.1	Subordinated Debt Indenture by and between First Midwest and U.S. Bank National Association, as trustee.
4.2	Form of Note
10	Savings and Profit Sharing Plan Amendment
99	Press Release issued by the Company dated April 3, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.
(Registrant)

Date: April 3, 2006   /s/ MICHAEL L. SCUDDER
                                        Michael L. Scudder
                                        Executive Vice President

Exhibit 4.1

FIRST MIDWEST BANCORP, INC.

To

U.S. BANK NATIONAL ASSOCIATION

TRUSTEE

SUBORDINATED DEBT INDENTURE

Dated as of March 1, 2006

FIRST MIDWEST BANCORP, INC.

Reconciliation and tie between Trust Indenture Act of 1939
and Indenture, dated as of March 1, 2006

TRUST INDENTURE ACT SECTION		INDENTURE SECTION
Section 310	(a)(1)	609
	(a)(2)	609
	(a)(3)	Not Applicable
	(a)(4)	Not Applicable
	(a)(5)	609
	(b)	608, 610
	(c)	Not Applicable
Section 311	(a)	613(a)
	(b)	613(b)
Section 312	(a)	701, 702(a)
	(b)	702(b)
	(c)	702(c)
Section 313	(a)	703(b)
	(b)	703(a)
	(c)	106
	(d)	703(c)
Section 314	(a)	704
	(b)	Not Applicable
	(c)(1)	102
	(c)(2)	102
	(c)(3)	Not Applicable
	(d)	Not Applicable
	(e)	102
Section 315	(a)	601(a)
	(b)	602,
	(c)	601(b)
	(d)(1)	601
	(d)(2)	601(c)(2)
	(d)(3)	601(c)(3)
	(e)	514

TRUST INDENTURE ACT SECTION		INDENTURE SECTION
Section 316	(a)	101
	(a)(1)(A)	502, 512
	(a)(1)(B)	513
	(a)(2)	Not Applicable
	(b)	508
	(c)	104
Section 317	(a)(1)	503
	(a)(2)	504
	(b)	1003
Section 318	(a)	108
	(c)	108

Note: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

TABLE OF CONTENTS

INDENTURE, dated as of March 1, 2006, between First Midwest Bancorp, Inc., a corporation duly organized and existing under the laws of the State of Delaware (herein called the *"Company"*), having its principal office at One Pierce Place, Suite 1500, Itasca, Illinois 60143, and U.S Bank National Association, a national banking association, as Trustee (herein called the *"Trustee"*).

RECITALS OF THE COMPANY

The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured subordinated debentures, notes or other evidences of indebtedness (herein called the *"Securities"*), to be issued in one or more series as in this Indenture provided.

All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities or of series thereof, as follows:

ARTICLE I

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 101. Definitions. For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2) all other terms used herein which are defined in the Trust Indenture Act or by Commission rule under the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(3) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles in the United States of America, and, except as otherwise herein expressly provided, the term "generally accepted accounting principles" with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in the United States of America at the date of such computation; and

(4)   the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

(5)   Certain terms, used principally in Article Six, are defined in that Article.

"Act", when used with respect to any Holder of a Security, has the meaning specified in Section 104.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control", when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Authenticating Agent" means any Person authorized by the Trustee pursuant to Section 614 to act on behalf of the Trustee to authenticate Securities of one or more series.

"Authorized Newspaper" means a newspaper, in the English language or in an official language of the country of publication, customarily published on each Business Day, whether or not published on Saturdays, Sundays or holidays, and of general circulation in the place in connection with which the term is used or in the financial community of such place. Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same city meeting the foregoing requirements and in each case on any Business Day.

"Board of Directors" means the board of directors of the Company, the executive committee or any other committee of such board duly authorized to act hereunder.

"Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"Business Day", means, unless otherwise specified pursuant to Section 301 with respect to the Securities of any series, any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by law, regulation or executive order to close in the City of New York or the City of Chicago, or, when used with respect to any Place of Payment or any other particular location referred to in this Indenture or in the Securities, means any day, other than a Saturday or Sunday that is not a day on which banking institutions in that Place of Payment or other location, as the case may be, are authorized or required by law, regulation or executive order to close.

"Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, or, if at any time after the

execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

"Company" means the Person named as the "Company" in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Company" shall mean such successor Person.

"Company Request" and *"Company Order"* mean, respectively, a written request or order signed in the name of the Company by its Chairman of the Board, Vice Chairman, Chief Executive Officer, President, Chief Financial Officer or a Vice President, and by its Treasurer, an Assistant Treasurer, its Controller, an Assistant Controller, its Corporate Secretary, or an Assistant Corporate Secretary, and delivered to the Trustee.

"Corporate Trust Office" means the office of the Trustee in Chicago, Illinois, at which at any particular time its corporate trust business shall be administered, which office at the date of original execution of this Indenture is located at 209 South LaSalle Street, Suite 300, Chicago, Illinois, 60603, Attention: Corporate Trust Services, or at any other time at such other address as the Trustee may designate from time to time by notice to the Holders.

"corporation" means, except as used in Section 801(1), a corporation, association, company, joint-stock company or business trust.

"Default" has the meaning specified in Section 503.

"Defaulted Interest" has the meaning specified in Section 307.

"Debt" of any Person means, at any date, the principal of and premium, if any, and interest on (i) all indebtedness of such Person (including indebtedness of others guaranteed by such Person), whether outstanding on the date of this Indenture or thereafter created, incurred or assumed, which is (A) for money borrowed, whether or not evidenced by bonds, debentures, notes or other written instruments or (B) evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, (ii) obligations of, or any such obligations guaranteed by, such Person as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and leases of property or assets made as part of any sale and lease-back transaction to which such Person is a party, (iii) obligations of such Person under letters of credit, (iv) any indebtedness of such Person under, or other obligations of such Person to make payment pursuant to, the terms of commodity contracts, interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts, and other similar agreements or arrangements designed to protect against fluctuations in currency exchange or interest rates and (v) amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation.

"Dollar" or *"$"* means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time shall be legal tender for the payment of public and private debts.

"Equivalent Principal Terms" has the meaning specified in Section 1102.

"Event of Default" has the meaning specified in Section 501.

"Holder", when used with respect to any Security, means the Person in whose name the Security is registered in the Security Register.

"Indenture" means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms of particular series of Securities established as contemplated by Section 301.

"interest", when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity.

"Interest Payment Date", when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

"Junior Subordinated Indebtedness" means all Debt of the Company that is subordinate and junior in right with respect to the general assets of the Company to all other Debt of the Company (including without limitation Senior Indebtedness and Subordinated Indebtedness) and includes the junior subordinated deferrable interest debentures of the Company issued pursuant to the indenture date November 18, 2003 between the Company and Wilmington Trust Company, as Trustee.

"Maturity", when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption, exercise of option for repayment or otherwise.

"Officers' Certificate" means a certificate signed by the Chairman of the Board, a Vice Chairman, Chief Executive Officer, the President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Controller, an Assistant Controller, the Corporate Secretary or an Assistant Corporate Secretary of the Company, and delivered to the Trustee. Each such Officers' Certificate shall contain the statements set forth in Section 102.

"Opinion of Counsel" means a written opinion of counsel, who may (except as otherwise expressly provided in this Indenture) be counsel for the Company. Each such Opinion of Counsel shall contain the statements set forth in Section 102.

"Original Issue Discount Security" means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502.

"Outstanding", when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(i)   Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii)   Securities for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made; and

(iii)   Securities which have been paid pursuant to Section 306 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities of any one or more series have given any request, demand, authorization, direction, notice, consent or waiver hereunder or whether a quorum is present at a meeting of Holders of Securities (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof pursuant to Section 502, (ii) the principal amount of a Security denominated in a foreign currency or a composite currency shall be the U.S. dollar equivalent, determined on the date of original issuance of such Security by the Company in good faith, of the principal amount of such Security (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent, determined on the date of original issuance of such Security, of the amount determined as provided in (i) above), of such Security, and (iii) Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver or upon any such determination as to the presence of a quorum, only Securities which a Responsible Officer in the Corporate Trust Office of the Trustee knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor.

"Paying Agent" means any Person authorized by the Company to pay the principal of and any premium or interest on any Securities on behalf of the Company.

"Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization, limited liability company or other entity, or government or any agency or political subdivision thereof.

"Place of Payment", when used with respect to the Securities of any series, means the place or places where, subject to the provisions of Section 1002, the principal of and any premium and interest on the Securities of that series are payable as specified as contemplated by Section 301.

"Predecessor Security" of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security.

"Primary Federal Regulator" means the primary United States federal regulator of the Company.

"Redemption Date", when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

"Redemption Price", when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

"Regular Record Date" for the interest payable on any Interest Payment Date on the Securities of any series means the date specified for that purpose as contemplated by Section 301.

"Repayment Date", when used with respect to any Security to be repaid upon exercise of an option for repayment by the Holder, means the date fixed for such repayment by or pursuant to this Indenture.

"Repayment Price", when used with respect to any Security to be repaid upon exercise of an option for repayment by the Holder, means the price at which it is to be repaid pursuant to this Indenture.

"Responsible Officer", when used with respect to the Trustee, shall mean any officer within the Corporate Trust Office including any managing director, director, vice president, assistant vice president, associate, assistant secretary, assistant treasurer or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and having direct responsibility for the administration of this Indenture, and also means, with respect to a particular matter, any other officer to whom such matter is referred because of such officer's knowledge of and familiarity with the particular subject.

"Securities" has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture.

"Security Register" has the meaning specified in Section 305.

"Security Registrar" means the Person appointed by the Company to register Securities and transfers of Securities as provided in Section 305 and Section 1002.

"Senior Indebtedness" means all Debt of the Company except Junior Subordinated Indebtedness and Subordinated Indebtedness.

"Special Record Date" for the payment of any Defaulted Interest on the Securities of any series means a date fixed by the Company pursuant to Section 307.

"Stated Maturity", when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.

"Subordinated Indebtedness" means all Debt of the Company, other than Junior Subordinated Indebtedness, that is subordinate and junior in right with respect to the general assets of the Company to Senior Indebtedness and shall include (i) the Securities and (ii) any Debt on a parity with any of the Securities.

"Subsidiary" means a corporation or other entity a majority of the outstanding Voting Stock of which is owned, directly or indirectly, by the Company or by one or more Subsidiaries, or by the Company and one or more Subsidiaries.

"Trustee" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such with respect to one or more series of Securities pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean or include each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, "Trustee" as used with respect to the Securities of any series shall mean the Trustee with respect to Securities of that series.

"Trust Indenture Act" means the Trust Indenture Act of 1939, as amended, as in force at the date as of which this instrument was executed, except as provided in Section 905.

"United States" means the United States of America (including the States and the District of Columbia) and its possessions.

"United States Alien" means any Person who, for United States federal income tax purposes, is a foreign corporation, a non-resident alien individual, a nonresident alien fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual or a non-resident alien fiduciary of a foreign estate or trust.

"United States Person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States and an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

"U.S. Government Obligations" means securities which are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt, provided, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

"Vice President", when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president".

"Voting Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) in the equity interests of such Person, including, without limitation, capital stock, partnership interests and limited liability company interests, in each case having voting power for the election of, or to appoint or approve the appointment of, the directors, trustees or other persons holding similar positions or other governing body of such Person, whether at all times or only so long as no senior class of stock or other equity interests has such voting power because of default in dividends or other default.

Section 102. Compliance Certificates and Opinions. Except as otherwise expressly provided by this Indenture, upon any application or request by the Company to the Trustee to take any action or refrain from taking any action under any provision of this Indenture, the Company shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent or covenants, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent or covenants, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than certificates provided pursuant to Section 704(4)) shall include:

      (1)   a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)   a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)   a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 103.   Form of Documents Delivered to Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous. An officer of the Company who signs any certificate or opinion shall be identified by the position(s) he or she holds at the Company that are relevant to such certificate or opinion, and the certificate or opinion may, but need not, identify every position such officer holds at the Company.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument. Each party agrees to accept a consolidated instrument produced by the other party, as long as the consolidated instrument gives the recipient substantively the same assurances the recipient would have obtained if individual instruments were used.

Section 104.   Acts of Holders. (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor and terms signed by such Holders in person or by agent duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments and so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security, shall be sufficient for any purpose of this Indenture and (subject to Section 601) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section. The record of any meeting of Holders of Securities shall be proved in the manner provided in Section 1306.

Without limiting the generality of this Section 104, unless otherwise provided in or pursuant to this Indenture, a Holder, including a depositary that is (or whose nominee is) a Holder of a global Security, may make, give or take, by a proxy or proxies, duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other Act provided in or pursuant to this Indenture or the Securities to be made, given or taken by Holders, and a depositary that is (or whose nominee is) a Holder of a global Security may provide its proxy or proxies to the beneficial owners of interests in any such global Security through such depositary's standing instructions and customary practices.

(b)   The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(c)   The ownership of Securities shall be proved by the Security Register.

(d)   Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

(e)   The Company may set a record date for purposes of determining the identity of Holders of Securities of any series entitled to vote or consent to any action by vote or consent authorized or permitted by Sections 512, 513 or 902. Such record date shall be the later of 30 days prior to the first solicitation of such consent or the date of the most recent list of Holders of such Securities furnished to the Trustee pursuant to Section 701 prior to such solicitation.

Section 105. Notices, Etc., to Trustee and Company. Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1)   the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee at its Corporate Trust Office, Attention: Corporate Trust Services, or

(2)   the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid (or by overnight delivery), to the Company addressed to it at the address of its principal office specified in the first paragraph of this instrument, to the attention of its Secretary, or at any other address previously furnished in writing to the Trustee by the Company.

Section 106.   Notice to Holders of Securities; Waiver. Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver. In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Section 107.   Language of Notices, Etc. Any request, demand, authorization, direction, notice, consent or waiver required or permitted under this Indenture shall be in the English language, except that any published notice may be in an official language of the country of publication.

Section 108.   Conflict with Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with the duties imposed by any of Sections 310 to 317, inclusive, of the Trust Indenture Act through operation of Section 318(c) of the Trust Indenture Act, the duties imposed upon the Trustee by the Trust Indenture Act will control. The parties hereto further agree that in the case of any duty of the Trustee detailed herein that relates to a specific subject matter covered by the Trust Indenture Act and is set forth herein in a different manner than in the Trust Indenture Act (which manner does not limit, qualify or conflict with the duties imposed by the Trust Indenture Act but is susceptible to the interpretation that it imposes an additional duty on the Trustee), the Trustee shall only be required to comply with the requirements of the Trust Indenture Act with respect to that particular subject matter and shall have no additional contractual duties.

Section 109. Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 110. Successors and Assigns. All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 111. Separability Clause. In case any provision in this Indenture or the Securities shall be invalid, illegal or unenforceable, then, to the extent permitted by law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 112. Benefits of Indenture. Nothing in this Indenture or the Securities, express or implied, shall give to any Person, other than the parties hereto, their successors hereunder and the Holders of Securities, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 113. Governing Law. This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York, and for all purposes shall be governed by and construed in accordance with the laws of said state, without regard to conflict of laws principles thereof.

Section 114. Legal Holidays. Except as specified pursuant to Section 301 with respect to the Securities of any series, in any case where any Interest Payment Date, Redemption Date, Repayment Date or Stated Maturity of any Security shall not be a Business Day at any Place of Payment for that Security, then (notwithstanding any other provision of this Indenture or of the Securities other than a provision in the Securities of any series or in the Officers' Certificate, Board Resolution or supplemental indenture establishing the terms of the Securities of such series pursuant to Section 301 which specifically states that such provision shall apply in lieu of this Section) payment of interest or principal and any premium need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date, Redemption Date or Repayment Date, or at the Stated Maturity, provided that no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date, Redemption Date, Repayment Date or Stated Maturity, as the case may be.

ARTICLE II

SECURITY FORMS

Section 201. Forms Generally. The Securities of each series shall be in such form (including temporary or permanent global form) as shall be established by or pursuant to a Board Resolution and set forth in, or determined in the manner provided in, an Officers' Certificate or established in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this

Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution of the Securities. Any such legends or endorsements placed on such Securities by the Company after the execution of the Securities shall be delivered in writing to the Trustee by the Company. If temporary Securities of any series are issued in global form as permitted by Section 304, the form thereof shall be established as provided in the second preceding sentence. If the forms of Securities of any series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Corporate Secretary or an Assistant Corporate Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Company Order contemplated by Section 303 for the authentication and delivery of such Securities (or any such temporary global Security); *provided, however,* that if the Corporate Secretary or Assistant Corporate Secretary of the Company is a signatory to an Officers' Certificate delivered pursuant to this Section 201, then a separate certification by the Corporate Secretary or Assistant Corporate Secretary of the Company shall not be required.

The definitive Securities shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

Section 202. Form of Trustee's Certificate of Authentication. The Trustee's certificate of authentication shall be in substantially the following form:

This is one of the Securities of the series designated herein referred to in the within-mentioned Indenture.

U.S. Bank National Association, as Trustee

By _____
                    Authorized Signatory

Section 203. Securities in Global Form. If Securities of a series are issuable in global form, as specified by Section 301, then, notwithstanding clause (8) of Section 301 and the provisions of Section 302, any such Security shall represent such of the Outstanding Securities of such series as shall be specified therein and may provide that it shall represent the aggregate amount of Outstanding Securities from time to time endorsed thereon and that the aggregate amount of Outstanding Securities represented thereby may from time to time be reduced or increased to reflect exchanges. Any endorsement of a Security in global form to reflect the amount, or any increase or decrease in the amount, of Outstanding Securities represented thereby shall be made by the Trustee in such manner and upon written instructions given by such Person or Persons as shall be specified therein, in the Officers' Certificate establishing the terms of the Securities of such series pursuant to Section 301 or in the Company Order to be delivered to the Trustee pursuant to Section 303 or Section 304. Subject to the provisions of Section 303 and, if applicable, Section 304, the Trustee shall deliver and redeliver any Security in global form in the manner and upon written instructions given by the Person or Persons specified therein, in the

Officers' Certificate establishing the terms of the Securities of such series pursuant to Section 301 or in the applicable Company Order. If a Company Order pursuant to Section 303 or Section 304 has been, or simultaneously is, delivered, any instructions by the Company with respect to endorsement or delivery or redelivery of a Security in global form shall be in writing but need not comply with Section 102 and need not be accompanied by an Opinion of Counsel.

The provisions of the last sentence of Section 303 shall apply to any Security represented by a Security in global form if such Security was never issued and sold by the Company and the Company delivers to the Trustee the Security in global form together with written instructions (which need not comply with Section 102 and need not be accompanied by an Opinion of Counsel) with regard to the reduction in the principal amount of Securities represented thereby, together with the written statement contemplated by the last sentence of Section 303.

ARTICLE III

THE SECURITIES

Section 301.   Amount Unlimited; Issuable in Series. The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued in one or more series. There shall be established in or pursuant to a Board Resolution and set forth, or determined in the manner provided, in an Officers' Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series:

> (1)   the title of the Securities of the series (which shall distinguish the Securities of the series from all other Securities);

> (2)   any limit upon the aggregate principal amount of the Securities of the series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 304, 305, 306, 906, 1107 or 1603 and except for any Securities which, pursuant to Section 303, are deemed never to have been authenticated and delivered hereunder); provided that, unless otherwise expressly provided pursuant to this Section 301 with respect to the Securities of the series, the Company may "reopen" the series and issue additional Securities of the series from time to time without the consent of the Holders of any Securities of such series, except that such series may not be "reopened" if the Company shall have effected defeasance with respect to the Securities of such series pursuant to Article Fourteen hereof;

> (3)   the date or dates on which the principal of the Securities of the series is payable;

(4)   the rate or rates at which the Securities of the series shall bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, the date or dates from which any such interest shall accrue, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for any interest payable on any Securities on any Interest Payment Date;

(5)   each Place of Payment for the Securities of the series and the place or places where, subject to the provisions of Sections 1002 and 114, the principal of and any premium and interest on Securities of the series shall be payable, any Securities of the series may be surrendered for registration of transfer, Securities of the series may be surrendered for exchange, notices and demands to or upon the Company in respect of the Securities of the series and this Indenture may be served and where notice to Holders pursuant to Section 106 will be published;

(6)   the period or periods within which, the price or prices at which and the terms and conditions upon which Securities of the series may be redeemed, in whole or in part, at the option of the Company and/or repaid in whole or in part, at the option of the Holders;

(7)   the obligation, if any, of the Company to redeem or purchase Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which Securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(8)   the denominations in which any Securities of the series shall be issuable, if other than the denominations provided in Section 302;

(9)   the currency or currencies, including composite currencies, in which payment of the principal of and any premium and interest on the Securities of the series shall be payable if other than Dollars and, if applicable, the agency or organization responsible for overseeing such composite currency and other terms and conditions with respect thereto;

(10)   if the principal of and any premium or interest on the Securities of the series are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies, including composite currencies, other than that or those in which the Securities are stated to be payable, the currency or currencies in which payment of the principal of and any premium and interest on Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made;

(11)   if the amount of payments of principal of and any premium or interest on the Securities of the series may be determined with reference to an index, the manner in which such amounts shall be determined;

(12)   if other than the principal amount thereof, the portion of the principal amount of any Securities of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 502;

(13)   if Section 1402 shall not apply to the Securities of the series;

(14)   the Person who shall be the Security Registrar, if other than the Trustee, the Person who shall be the initial Paying Agent and the Person who shall be the depositary, as the case may be, and any provisions for the appointment of a successor depositary; and

(15)   any other terms of the Securities of such series and any deletions from or modifications, amendments or additions to this Indenture in respect of such Securities, which deletions, amendments, modifications and additions need not be consistent with the other provisions of this Indenture but which deletions, amendments, modifications or additions shall be applicable only with respect to the Securities of such series.

All Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Board Resolution referred to above and (subject to Section 303) set forth in the Officers' Certificate referred to above or in any such indenture supplemental hereto.

If any of the terms of the series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Corporate Secretary or an Assistant Corporate Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Officers' Certificate setting forth the terms of the series; *provided, however,* that if the Corporate Secretary or Assistant Corporate Secretary of the Company is a signatory to the Officers' Certificate delivered pursuant to this Section 301, then a separate certificate by the Corporate Secretary or Assistant Corporate Secretary of the Company shall not be required.

Section 302.   Denominations. Unless otherwise provided as contemplated by Section 301 with respect to any series of Securities, any Securities of a series shall be issuable in denominations of $1,000 and any integral multiple thereof.

Section 303.   Execution, Authentication, Delivery and Dating. The Securities shall be executed on behalf of the Company by its Chairman of the Board, Vice Chairman, Chief Executive Officer, President, Chief Financial Officer or a Vice President. The signature of any of these officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with the Company Order shall authenticate and deliver such Securities.

If the forms or terms of the Securities of the series have been established in or pursuant to one or more Board Resolutions as permitted by Sections 201 and 301, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive, and (subject to Section 601) shall be fully protected in relying upon, an Opinion of Counsel stating:

(a)   if the forms of such Securities have been established by or pursuant to Board Resolution as permitted by Section 201, that such forms have been established in conformity with the provisions of this Indenture;

(b)   if the terms of such Securities have been established by or pursuant to Board Resolution as permitted by Section 301, that such terms have been established in conformity with the provisions of this Indenture; and

(c)   that such Securities, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting the enforcement of creditors' rights and to general equity principles.

If such forms or terms have been so established, the Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee's own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Notwithstanding the provisions of Section 301 and of the preceding paragraph, if all Securities of a series are not to be originally issued at one time, it shall not be necessary to deliver the Officers' Certificate otherwise required pursuant to Section 301 or the Company Order and Opinion of Counsel otherwise required pursuant to such preceding paragraph at or prior to the time of authentication of each Security of such series if such documents are delivered at or prior to the authentication upon original issuance of the first Security of such series.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Security shall have been duly authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Security to the Trustee for cancellation as provided in Section 309 together with a written statement (which need not comply with Section 102 and need not be accompanied by an Opinion of Counsel) stating that such Security has never been issued and sold by the Company, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

Section 304.   *Temporary Securities; Exchange of Temporary Securities*. Pending the preparation of definitive Securities of any series, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor and terms of the definitive Securities in lieu of which they are issued, in registered form or, if authorized, in bearer form with one or more coupons or without coupons, and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities.

If temporary Securities of any series are issued, the Company will cause definitive Securities of that series to be prepared without unreasonable delay. After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Company in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor one or more definitive Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount. Until so exchanged, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series and tenor.

Section 305.   *Registration, Registration of Transfer and Exchange*. The Company shall cause to be kept at an office or agency to be maintained by the Company in accordance with Section 1002 a register (being the combined register of the Security Registrar and all transfer agents designated pursuant to Section 1002 for the purpose of registration of transfer of Securities and sometimes collectively referred to as the *"Security Register"*) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Securities and the registration of transfers of Securities.

Upon surrender for registration of transfer of any Security of any series at the office or agency of the Company maintained pursuant to Section 1002 for such purpose in a Place of Payment for such series, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor and terms.

At the option of the Holder, Securities of any series may be exchanged for other Securities of the same series in any authorized denominations and of a like aggregate principal amount and tenor and terms, upon surrender of the Securities to be exchanged at any such office or agency. Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

Unless otherwise provided pursuant to Section 301 with respect to the Securities of any series, the global Securities of any series shall be exchangeable for definitive certificated Securities of such series if (i) the depositary for such global Securities notifies the Company that it is unwilling or unable to continue as depositary for such global Securities or at any time such depositary ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934, as amended (or any successor thereto), if so required by applicable law or regulation, and the Company shall not have appointed a successor depositary for such Securities within 90 days of such notification or of the Company becoming aware of the depositary's ceasing to be so registered, as the case may be, or (ii) the Company, in its sole discretion, determines that the global Securities of such series shall be exchangeable for definitive certificated Securities of such series and executes and delivers to the Trustee a Company Order to the effect that such global Securities shall be so exchangeable. If the Holders of, or beneficial owners of interests in, a global Security are entitled to exchange such interests for definitive Securities as a result of an event described in the preceding sentence, such exchanges shall be effected in accordance with the provisions set forth in the immediately preceding paragraph unless otherwise provided pursuant to Section 301. Unless otherwise provided pursuant to Section 301 with respect to the Securities of any series, any global Security of a series that is exchangeable for definitive certificated Securities of such series pursuant to this paragraph will be exchangeable for definitive certificated Securities of such series registered in such name or names as the depositary for such global Security shall instruct the Trustee in writing.

All Securities issued upon any registration of transfer or in exchange for Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee or any transfer agent) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar or any transfer agent duly executed, by the Holder thereof or his attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 304, 906, 1107 or 1604 not involving any transfer.

If the Securities of any series are to be redeemed in part, neither the Trustee nor the Company shall be required, pursuant to the provisions of this Section 305, (A) to issue, register the transfer of or exchange any Securities of any series (or of any series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of any such Securities selected for redemption under Section 1103 and ending at the close of business on the day of such mailing, or (B) to register the transfer of or exchange any Security so selected for redemption, in whole or in part, except, in the case of any Security to be redeemed in part, any portion not to be redeemed.

Section 306.   *Mutilated, Destroyed, Lost and Stolen Securities*. If any mutilated Security is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of the same series and of like tenor and terms and principal amount and bearing a number not contemporaneously outstanding and shall cancel and dispose of such mutilated Security in accordance with customary procedures.

If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice of the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and upon its written request the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of the same series and of like tenor and terms and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Trustee) connected therewith.

Every new Security of any series issued pursuant to this Section in lieu of any destroyed, lost or stolen Security, shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and any such new Security shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series and of like tenor and terms duly issued hereunder.

The provisions of this Section are (to the extent lawful) exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 307.   *Payment of Interest; Interest Rights Preserved*. Unless otherwise provided as contemplated by Section 301 with respect to any series of Securities, interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date with respect to such Interest Payment Date. Unless otherwise provided as contemplated by Section 301 with respect to any series of Securities, at the option of the Company, payment of interest on any Security may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or by wire transfer to an account designated by such Person pursuant to an arrangement that is satisfactory to the Trustee and the Company. In the event that payments shall be made by wire transfer, the Company shall arrange by 10:00 a.m. New York time on the Interest Payment Date for the wire transfer of money in immediately available funds to the Trustee or Paying Agent. The Trustee shall not be responsible or held liable for any loss resulting from a failure of the federal funds wire system or any other occurrence beyond its control in connection with wire transfers made pursuant to this Section.

Any interest on any Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called *"Defaulted Interest"*) shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (1) or (2) below:

(1) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security of such series and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. At the same time the Company shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. Upon receipt of written notice of such Special Record Date from the Company the Trustee, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, to each Holder of Securities of such series at the address of such Holder as it appears in the Security Register, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (2).

(2)   The Company may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after written notice given by the Company to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section and Section 305, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

Section 308.   Persons Deemed Owners.   Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of and any premium and (subject to Sections 305 and 307) any interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

No owner of any beneficial interest in any global Security held on its behalf by a depositary (or its nominee) shall have any rights under this Indenture with respect to such global Security, and such depositary may be treated by the Company, the Trustee, and any agent of the Company or the Trustee as the owner of such global Security for all purposes whatsoever. None of the Company, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Security issued in global form or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee, any Paying Agent or the Security Registrar from giving effect to any written certification, proxy or other authorization furnished by the applicable depositary or its nominee, as a Holder, with respect to a global Security or impair, as between such depositary and the owners of beneficial interests in such global Security, the operation of customary practices governing the exercise of the rights of such depositary (or its nominees) as the Holder of such global Security.

Section 309.   Cancellation.   All Securities surrendered for payment, redemption, repayment, registration of transfer or exchange or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. All Securities so delivered shall be promptly cancelled by the Trustee. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever and may deliver to the Trustee (or to any Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Company has not issued and sold, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be destroyed and the Trustee shall furnish to the Company a certificate with respect to such destruction.

Section 310. *Computation of Interest*. Except as otherwise specified as contemplated by Section 301 for Securities of any series, interest on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months. Except as otherwise provided by Section 301 for the Securities of any series or in the certificates evidencing the Securities of such series, if any principal of or premium, if any, or interest, if any, on the Securities of such series is not paid when due then, to the extent permitted by law, interest will accrue and be payable by the Company on such overdue principal, premium, if any, and interest, if any, at the rate or rates prescribed therefor in such Securities or with respect to such Securities pursuant to Section 301, as the case may be, or if no interest rate is prescribed therefor as aforesaid, at the rate or rates of interest borne by such Securities.

ARTICLE IV

SATISFACTION AND DISCHARGE

Section 401. *Satisfaction and Discharge of Indenture*. This Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights expressly provided for in the last paragraph of this Section 401) and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(1) either

(A) all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306, (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1003) have been delivered to the Trustee for cancellation; or

(B) all such Securities not theretofore delivered to the Trustee for cancellation

(i) have become due and payable, or

(ii) will become due and payable at their Stated Maturity within one year, or

(iii) if redeemable at the option of the Company, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount in cash sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2)　the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(3)　the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 607 and the penultimate paragraph of Section 1405, the obligations of the Company to the Holders of any Securities of any series which are repayable by the Company at the option of such Holders in accordance with Article Sixteen, the provisions of Sections 304, 305, 306, 307, 1002, 1003 and 1005 and the payment obligations to any Authenticating Agent under Section 614 shall survive and, if money shall have been deposited with the Trustee pursuant to Clause (1)(B) of this Section, the provisions of Section 402, the rights of Holders of Outstanding Securities to receive, from the trust funds described in this Section and as more fully provided in Section 402, payments in respect of the principal of and any premium and interest on such Securities when such payments are due, the other provisions of this Article IV and, if applicable, the provisions of Article XI, shall survive.

Section 402.　*Application of Trust Money.*　Subject to the provisions of the last paragraph of Section 1003, all money deposited with the Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (other than the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and any premium and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

ARTICLE V

REMEDIES

Section 501.　*Events of Default.*　"*Event of Default*", wherever used herein with respect to Securities of any series, means unless otherwise specified pursuant to Section 301, any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1) – (5)   Reserved;

(6)   the entry of a decree or order for relief in respect of the Company by a court having jurisdiction in the premises in an involuntary case or proceeding under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency, reorganization or other similar law, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or

(7)   the commencement by the Company of a voluntary case or proceeding under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or similar law, or the filing by the Company of a petition or answer or consent seeking reorganization or relief under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency, reorganization or other similar law; or

(8)   any other Event of Default, if any, provided with respect to Securities of such series specified as contemplated by Section 301.

Section 502.   *Acceleration of Maturity, Rescission and Annulment*. If an Event of Default shall occur and be continuing with respect to Securities of any series, then in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount (or, if any of the Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Securities as may be specified in the terms thereof) of and all accrued but unpaid interest on all of the Securities of that series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount) and interest shall become immediately due and payable. Upon payment of such amount, together with, to the extent permitted by law and as applicable pursuant to the terms of such Securities, interest on any overdue principal, premium, if any, and interest, if any, on the Securities of such series, all obligations of the Company in respect of payment of the principal of and interest on the Securities of that series shall terminate.

At any time after such a declaration of acceleration with respect to Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the Outstanding Securities of that series, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

(1)   the Company has paid or deposited with the Trustee a sum sufficient to pay

(A)   all overdue interest on all Securities of that series;

(B)   the principal of and any premium on any Securities of that series which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in such Securities or with respect to such

Securities pursuant to Section 301, as the case may be, or, if no such interest rate is prescribed therefor, at the interest rate or rates borne by such Securities;

(C)   to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Securities or with respect to such Securities pursuant to Section 301, as the case may be, or, if no such interest rate is prescribed therefor, at the interest rate or rates borne by such Securities; and

(D)   all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(2)   all Events of Default with respect to Securities of that series, other than the non-payment of the principal of and interest on the Securities of that series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Section 503.   *Collection of Indebtedness and Suits for Enforcement by Trustee*.   The Company covenants that if:

(1)   default is made in the payment of any interest on any Security when such interest becomes due and payable and such default continues for a period of 30 days;

(2)   default is made in the payment of any principal of, or any premium on, any Security at the Maturity thereof; or

(3)   default is made in the deposit of any sinking fund payment, when and as due by the terms of a Security of such series;

the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal and any premium, sinking fund installment and interest, and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium, sinking fund installment and on any overdue interest, computed from the date of default in the payment of such interest, at the rate or rates prescribed therefor in such Securities or with respect to such Securities pursuant to Section 301, as the case may be, or, if no such interest rate is prescribed therefor, at the interest rate or rates borne by such Securities and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If the Company fails to pay such amounts, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon such Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon such Securities, wherever situated.

"Default," wherever used herein with respect to Securities of any series, means unless otherwise specified pursuant to Section 301, any one of the following events (whatever the reason for such Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

        (A)   an Event of Default with respect to that series specified in Section 501; or

        (B)   any of the events referred to in subsections 503(1) through (3) above; or

        (C)   default is made in the performance, or breach, of any covenant or warranty of the Company in this Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this paragraph specifically dealt with or which has been expressly included in this Indenture solely for the benefit of a series or series of Securities other than such series), and such default or breach continues for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of such series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a 'Notice of Default' hereunder.

If a Default with respect to Securities of any series occurs and is continuing, the Trustee may proceed to protect and enforce its rights and the rights of the Holders of Securities of such series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy. For the avoidance of doubt, an acceleration of Maturity shall only be triggered with respect to an Event of Default as set forth in Section 502.

    Section 504.   Trustee May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, conservatorship, arrangement, adjustment, composition or other judicial proceedings or any voluntary or involuntary case under any applicable federal or state bankruptcy, insolvency, reorganization or similar laws, as now or hereafter constituted, relative to the Company or any other obligor upon the Securities of any series or the property of the Company or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company for the payment of any overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

        (i)   to file and prove a claim for the whole amount of principal and any premium and interest owing and unpaid in respect of the Securities of such series and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders of Securities allowed in such judicial proceeding, and

   (ii) to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;

and any receiver, assignee, trustee, liquidator, custodian, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder of Securities to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders of Securities, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 607.

   Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder of a Security any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder of a Security in any such proceeding.

   Section 505. *Trustee May Enforce Claims Without Possession of Securities.* All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

   Section 506. *Application of Money or Property Collected.* Any money or property collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money or property on account of principal or any premium or interest, upon presentation of the Securities, or both, as the case may be, and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

   FIRST: To the payment of all amounts due to the Trustee under Section 607;

   SECOND: Subject to Article 15, to the payment of the amounts then due and unpaid for principal of and any premium and interest on the Securities in respect of which or for the benefit of which such money or property has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and any premium and interest, respectively; and

THIRD: To the payment of the remainder, if any, to the Company or any other Person lawfully entitled thereto.

In any case where Securities are Outstanding which are denominated in more than one currency, or in a composite currency and at least one other currency, and the Trustee is directed to make ratable payments under this Section to Holders of such Securities, the Trustee shall (to the fullest extent permitted by law) calculate the amount of such payments as follows: (i) as of the day the Trustee collects an amount under this Article, the Trustee shall, as to each Holder of a Security to whom an amount is due and payable under this Section which is denominated in a foreign currency or a composite currency, determine that amount of Dollars that would be obtained for the amount owing such Holder, using the rate of exchange at which in accordance with normal banking procedures the Trustee could purchase in The City of New York Dollars with such amount owing; (ii) calculate the sum of all Dollar amounts determined under (i) and add thereto any amounts due and payable in Dollars; and (iii) using the individual amounts determined in (i) or any individual amounts due and payable in Dollars, as the case may be, as a numerator and the sum calculated in (ii) as a denominator, calculate as to each Holder of a Security to whom an amount is owed under this Section the fraction of the amount collected under this Article payable to such Holder. Any expenses incurred by the Trustee in actually converting amounts owing Holders of Securities denominated in a currency or composite currency other than that in which any amount is collected under this Article shall be likewise (in accordance with this paragraph) borne ratably by all Holders of Securities to whom amounts are payable under this Section.

To the fullest extent allowed under applicable law, if for the purpose of obtaining judgment against the Company in any court it is necessary to convert the sum due in respect of the principal of, or any premium or interest on the Securities of any series (the *"Required Currency"*) into a currency in which a judgment will be rendered (the *"Judgment Currency"*), the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the Required Currency with the Judgment Currency on the Business Day in The City of New York preceding that on which final judgment is given. To the extent permitted by applicable law, the Company shall not be liable for any shortfall nor shall it benefit from any windfall in payments to Holders of Securities under this Section caused by a change in exchange rates between the time the amount of a judgment against it is calculated as above and the time the Trustee converts the Judgment Currency into the Required Currency to make payments under this Section to Holders of Securities, but payment of such judgment shall discharge all amounts owed by the Company on the claim or claims underlying such judgment.

Section 507.   Limitation on Suits. No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(1)   such Holder has previously given written notice to the Trustee of a continuing Default with respect to the Securities of that series;

(2)   the Holders of not less than 25% in principal amount of the Outstanding Securities of that series shall have made written request to the Trustee to institute proceedings in respect of such Default in its own name as Trustee hereunder;

(3)   such Holder or Holders have offered to the Trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

(4)   the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5)   no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Securities of that series;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

Section 508.   *Unconditional Right of Holders to Receive Principal, Premium and Interest.* Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and (subject to Sections 305 and 307) any interest on such Security on the Stated Maturity or Maturities expressed in such Security (or, in the case of redemption or repayment, on the Redemption Date or the Repayment Date, as the case may be) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

Section 509.   *Restoration of Rights and Remedies*. If the Trustee or any Holder of a Security has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders of Securities shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 510.   *Rights and Remedies Cumulative*. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 306, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Securities is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not, to the extent permitted by applicable law, prevent the concurrent assertion or employment of any other right or remedy.

Section 511.   *Delay or Omission Not Waiver*. To the extent permitted by applicable law, no delay or omission of the Trustee or of any Holder of any Security to exercise any right or remedy accruing upon any Default shall impair any such right or remedy or constitute a waiver of any such Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders of Securities may, to the extent permitted by applicable law, be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders of Securities, as the case may be.

Section 512.   *Control by Holders of Securities*. The Holders of a majority in principal amount of the Outstanding Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such series, provided that

(1)   such direction shall not be in conflict with any rule of law or with this Indenture,

(2)   subject to the provisions of Section 601, the Trustee shall have the right to decline to follow any such direction if the Trustee in good faith shall, by a Responsible Officer or Responsible Officers of the Trustee, determine that the proceeding so directed would be unjustly prejudicial to the Holders of Securities of such series not joining in any such direction, and

(3)   the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

Section 513.   *Waiver of Past Defaults*. The Holders of not less than a majority in principal amount of the Outstanding Securities of any series may, on behalf of the Holders of all the Securities of such series, waive any past default hereunder with respect to the Securities of such series and its consequences, except a default

(1)   in the payment of the principal of or any premium or interest on any Security of such series, or

(2)   in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.

Upon any such waiver, such default shall cease to exist, and any Default or Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

Section 514. Undertaking for Costs. All parties to this Indenture agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder or group of Holders holding in the aggregate more than 10% in principal amount of the Outstanding Securities of any series, or to any suit instituted by any Holder of any Security for the enforcement of the payment of the principal of or any premium or interest on any Security on or after the Stated Maturity or Maturities expressed in such Security (or, in the case of redemption or repayment, on or after the Redemption Date or Repayment Date, as the case may be).

Section 515. Waiver of Stay, Extension or Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture or the Securities or that would prohibit or forgive the Company from paying all or any portion of the principal of or premium, if any, or interest, if any, on any Securities as contemplated herein and therein; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE VI

THE TRUSTEE

Section 601. Certain Duties and Responsibilities. (a) Except during the continuance of a Default,

> (1)   the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

> (2)   in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the

requirements of this Indenture but need not confirm the accuracy of the information contained therein.

(b)   In case a Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(c)   No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own wilful misconduct, except that

(1)   this Subsection shall not be construed to limit the effect of Subsection (a) of this Section;

(2)   the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be conclusively determined by a court of competent jurisdiction that the Trustee was negligent in ascertaining the pertinent facts;

(3)   the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the Outstanding Securities of any series relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee under this Indenture with respect to the Securities of such series; and

(4)   no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(d)   Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

Section 602.   Notice of Defaults.   Within 90 days after the occurrence of any default hereunder with respect to the Securities of any series the Trustee shall transmit to all Holders of Securities of such series in the manner and to the extent provided in Section 703(c), notice of all such defaults hereunder known to the Trustee, except for such defaults as shall have been cured or waived; *provided, however,* that, except in the case of a default in the payment of the principal of or any premium or interest on any Security of such series or in the payment of any sinking fund installment with respect to Securities of such series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of Securities of such series. For the purpose of this Section, the term "default" means any event which is, or after notice or lapse of time or both would become, a Default with respect to Securities of such series.

The Trustee shall not be charged with knowledge of any default unless either (1) a Responsible Officer of the Trustee shall have actual knowledge or (2) the Trustee shall have received written notice thereof from the Company or a Holder.

Section 603. *Certain Rights of Trustee.* Subject to the provisions of Section 601:

(a) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order or as otherwise expressly provided herein and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, conclusively rely upon an Officers' Certificate;

(d) before the Trustee acts or refrains from acting, the Trustee may consult with counsel and the advice of such counsel, as confirmed in writing, or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders of Securities of any series pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney;

(g)   the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, attorneys, custodians or nominees and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent, attorney, custodian or nominee appointed with due care by it hereunder;

(h)   the Trustee shall not be liable for any action taken or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture; and

(i)   in no event shall the Trustee be liable for the selection of investments or for investment losses incurred thereon; the Trustee shall have no liability in respect of losses incurred as a result of the liquidation of any such investment prior to its stated maturity or the failure of the party directing such investment to provide timely written investment directions; the Trustee shall have no obligation to invest or reinvest any amounts held hereunder in the absence of such written investment directions.

In the event that the Trustee is also acting as Paying Agent, Security Registrar or transfer agent hereunder, the rights and protections afforded to the Trustee pursuant to this Article Six shall also be afforded to such Paying Agent, Security Registrar or transfer agent.

The parties hereto acknowledge that, in order to comply with the United States Patriot Act, U.S. Bank National Association, like all financial institutions, is required to obtain, verify and record certain information and documentation from the other parties hereto. Each of the parties hereby agree that they will provide U.S. Bank National Association with such information as it may reasonably request in order for it to satisfy the requirements of the United States Patriot Act.

Section 604.   Not Responsible for Recitals or Issuance of Securities.   The recitals contained herein and in the Securities (except the Trustee's certificates of authentication) shall be taken as the statements of the Company, and the Trustee or any Authenticating Agent assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities. The Trustee or any Authenticating Agent shall not be (i) accountable for the use or application by the Company of Securities or the proceeds thereof, (ii) accountable for any money paid to the Company, or upon the Company's direction, if made under and in accordance with any provision of this Indenture or (iii) responsible for the use or application of any money received by any Paying Agent other than the Trustee.

Section 605.   May Hold Securities. The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 608 and 613, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.

Section 606.   Money Held in Trust. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company.

Section 607. *Compensation and Reimbursement*. The Company agrees

(1)   to pay to the Trustee from time to time such compensation for all services rendered by it hereunder as may be agreed upon by the Company and the Trustee in writing (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2)   except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

(3)   to indemnify the Trustee in its individual capacity and as Trustee, and each of its officers, directors, attorneys-in-fact, employees and agents for, and to hold it harmless against, any loss, claim, liability, obligation, damage, injury, penalty, action, suit, judgment, cost or expense (including attorneys' fees and expenses) incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

The foregoing provisions shall survive the termination of this Indenture or any resignation or removal of the Trustee.

As security for the performance of the obligations of the Company under this Section the Trustee shall have a lien prior to the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the Holders of particular Securities. Such lien shall survive the satisfaction and discharge of this Indenture and, to the extent permitted by law, any rejection or termination of this Indenture under any federal or state bankruptcy law.

To the fullest extent permitted by law, when the Trustee incurs reasonable expenses or renders services in connection with an Event of Default specified in Section 501(6) or (7), the Holders of the Securities of any series, by their acceptance of such Securities, agree that such reasonable expenses and the compensation for such services are intended to constitute expenses of administration under any applicable bankruptcy law.

Section 608. *Disqualification; Conflicting Interests*.   (a) If the Trustee has or shall acquire any conflicting interest, as defined in this Section, with respect to the Securities of any series then, within 90 days after ascertaining that it has such conflicting interest, and if the Default, but exclusive of any period of grace or requirement of notice, to which such conflicting interest relates has not been cured or duly waived or otherwise eliminated before the end of such 90-day period, the Trustee shall either eliminate such conflicting interest or, except as otherwise provided below in this Section, resign with respect to the Securities of that series in the manner and with the effect hereinafter specified in this Article and the Company shall take prompt steps to have a successor appointed in the manner provided herein.

(b)(1) If the Trustee shall fail to comply with the provisions of Subsection (a) of this Section with respect to the Securities of any series, the Trustee shall, within 10 days after the expiration of such 90-day period, transmit, in the manner and to the extent provided in Section 703(c), to all Holders of Securities of that series notice of such failure.

(2) Subject to the provisions of Section 514, unless the Trustee's duty to resign is stayed as provided in Subsection (f) of this Section, any Holder who has been a bona fide Holder of Securities of any series referred to in Subsection (a) of this Section for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of such Trustee, and the appointment of a successor, if such Trustee fails, after written request thereof by such Holder to comply with the provisions of Subsection (a) of this Section.

(c) For the purposes of this Section, the Trustee shall be deemed to have a conflicting interest with respect to the Securities of any series if a default (defined as a Default hereunder, but exclusive of any period of grace or requirement of notice) has occurred with respect to the Securities of that series and

(1) the Trustee is trustee under this Indenture with respect to the Outstanding Securities of any series other than that series or is trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the Company are outstanding, unless such other indenture is a collateral trust indenture under which the only collateral consists of Securities issued under this Indenture, provided that there shall be excluded from the operation of this paragraph, (A) this Indenture with respect to the Securities of any series other than that series and (B) any other indenture or indentures under which other securities, or certificates of interest or participation in other securities, of the Company are outstanding and

(i) this Indenture and such other indenture or indentures (and all series of securities issuable thereunder) are wholly unsecured and rank equally and such other indenture or indentures are hereafter qualified under the Trust Indenture Act, unless the Commission shall have found and declared by order pursuant to Section 305(b) or Section 307(c) of the Trust Indenture Act that differences exist between the provisions of this Indenture with respect to Securities of that series and one or more other series or the provisions of such other indenture or indentures which are so likely to involve a material conflict of interest as to make it necessary in the public interest or for the protection of investors to disqualify the Trustee from acting as such under this Indenture with respect to the Securities of that series and such other series or under such other indenture or indentures, or

(ii)   the Company shall have sustained the burden of proving, on application to the Commission and after opportunity for hearing thereon, that trusteeship under this Indenture with respect to the Securities of that series and such other series or such other indenture or indentures is not so likely to involve a material conflict of interest as to make it necessary in the public interest or for the protection of investors to disqualify the Trustee from acting as such under this Indenture with respect to the Securities of that series and such other series or under such other indenture or indentures;

(2)   the Trustee or any of its directors or executive officers is an underwriter for the Company;

(3)   the Trustee directly or indirectly controls or is directly or indirectly controlled by or is under direct or indirect common control with an underwriter for the Company;

(4)   the Trustee or any of its directors or executive officers is a director, officer, partner, employee, appointee or representative of the Company, or of an underwriter (other than the Trustee itself) for the Company who is currently engaged in the business of underwriting, except that (i) one individual may be a director or an executive officer, or both, of the Trustee and a director or an executive officer, or both, of the Company but may not be at the same time an executive officer of both the Trustee and the Company; (ii) if and so long as the number of directors of the Trustee in office is more than nine, one additional individual may be a director or an executive officer, or both, of the Trustee and a director of the Company; and (iii) the Trustee may be designated by the Company or by any underwriter for the Company to act in the capacity of transfer agent, registrar, custodian, paying agent, fiscal agent, escrow agent or depositary, or in any other similar capacity, or, subject to the provisions of paragraph (1) of this Subsection, to act as trustee, whether under an indenture or otherwise;

(5)   10% or more of the voting securities of the Trustee is beneficially owned either by the Company or by any director, partner or executive officer thereof, or 20% or more of such voting securities is beneficially owned, collectively, by any two or more of such persons; or 10% or more of the voting securities of the Trustee is beneficially owned either by an underwriter for the Company or by any director, partner or executive officer thereof, or is beneficially owned, collectively, by any two or more such persons;

(6)   the Trustee is the beneficial owner of, or holds as collateral security for an obligation which is in default (as hereinafter in this Subsection defined), (i) 5% or more of the voting securities, or 10% or more of any other class of security, of the Company not including the Securities issued under this Indenture and securities issued under any other indenture under which the Trustee is also trustee, or (ii) 10% or more of any class of security of an underwriter for the Company;

(7)   the Trustee is the beneficial owner of, or holds as collateral security for an obligation which is in default (as hereinafter in this Subsection defined), 5% or more of

the voting securities of any person who, to the knowledge of the Trustee, owns 10% or more of the voting securities of, or controls directly or indirectly or is under direct or indirect common control with, the Company;

(8)   the Trustee is the beneficial owner of, or holds as collateral security for an obligation which is in default (as hereinafter in this Subsection defined), 10% or more of any class of security of any person who, to the knowledge of the Trustee, owns 50% or more of the voting securities of the Company;

(9)   the Trustee owns, on the date of any default (defined as a Default hereunder, but exclusive of any period of grace or requirement of notice), upon the Securities of any series or any anniversary of such default while such default upon such Securities remains outstanding, in the capacity of executor, administrator, testamentary or inter vivos trustee, guardian, committee or conservator, or in any other similar capacity, an aggregate of 25% or more of the voting securities, or of any class of security, of any person, the beneficial ownership of a specified percentage of which would have constituted a conflicting interest under paragraph (6), (7) or (8) of this Subsection. As to any such securities of which the Trustee acquired ownership through becoming executor, administrator or testamentary trustee of an estate which included them, the provisions of the preceding sentence shall not apply, for a period of not more than two years from the date of such acquisition, to the extent that such securities included in such estate do not exceed 25% of such voting securities or 25% of any such class of security. Promptly after the dates of any such default upon the Securities of any series and annually in each succeeding year that such default upon such Securities continues, the Trustee shall make a check of its holdings of such securities in any of the above-mentioned capacities as of such dates. If the Company fails to make payment in full of the principal of or any premium or interest on any of the Securities when and as the same becomes due and payable, and such failure continues for 30 days thereafter, the Trustee shall make a prompt check of its holdings of such securities in any of the above-mentioned capacities as of the date of the expiration of such 30-day period, and after such date, notwithstanding the foregoing provisions of this paragraph, all such securities so held by the Trustee, with sole or joint control over such securities vested in it, shall, but only so long as such failure shall continue, be considered as though beneficially owned by the Trustee for the purposes of paragraphs (6), (7) and (8) of this Subsection; or

(10)   except under the circumstances described in paragraphs (1), (3), (4), (5) or (6) of Section 613(b), the Trustee shall be or shall become a creditor of the Company.

For purposes of paragraph (1) of this Subsection, the term "series" means a series, class or group of securities issuable under an indenture or this Indenture pursuant to whose terms holders of one such series may vote to direct the trustee, or otherwise take action pursuant to a vote of such holders, separately from holders of another such series; *provided*, that "series" shall not include any series of securities issuable under an indenture (including any series of Securities issuable under this Indenture) if all such series rank equally and are wholly unsecured.

The specification of percentages in paragraphs (5) to (9), inclusive, of this Subsection shall not be construed as indicating that the ownership of such percentages of the securities of a person is or is not necessary or sufficient to constitute direct or indirect control for the purposes of paragraph (3) or (7) of this Subsection.

For the purposes of paragraphs (6), (7), (8) and (9) of this Subsection only, (i) the terms "security" and "securities" shall include only such securities as are generally known as corporate securities, but shall not include any note or other evidence of indebtedness issued to evidence an obligation to repay moneys lent to a person by one or more banks, trust companies or banking firms, or any certificate of interest or participation in any such note or evidence of indebtedness; (ii) an obligation shall be deemed to be "in default" when a default in payment of principal shall have continued for 30 days or more and shall not have been cured; and (iii) the Trustee shall not be deemed to be the owner or holder of (A) any security which it holds as collateral security, as trustee or otherwise, for an obligation which is not in default as defined in clause (ii) above, or (B) any security which it holds as collateral security under this Indenture, irrespective of any default hereunder, or (C) any security which it holds as agent for collection, or as custodian, escrow agent or depositary, or in any similar representative capacity.

(d)   For the purposes of this Section:

(1)   The term "underwriter," when used with reference to the Company, means every person who, within one year prior to the time as of which the determination is made, has purchased from the Company with a view to, or has offered or sold for the Company in connection with, the distribution of any security of the Company outstanding at such time, or has participated or has had a direct or indirect participation in any such undertaking, or has participated or has had a participation in the direct or indirect underwriting of any such undertaking, but such term shall not include a person whose interest was limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission.

(2)   The term "director" means any director of a corporation or any individual performing similar functions with respect to any organization, whether incorporated or unincorporated.

(3)   The term "person" means an individual, a corporation, a partnership, an association, a joint-stock company, a trust, an unincorporated organization or a government or political subdivision thereof. As used in this paragraph, the term "trust" shall include only a trust where the interest or interests of the beneficiary or beneficiaries are evidenced by a security.

(4)   The term "voting security" means any security presently entitling the owner or holder thereof to vote in the direction or management of the affairs of a person, or any security issued under or pursuant to any trust, agreement or arrangement whereby a trustee or trustees or agent or agents for the owner or holder of such security are presently entitled to vote in the direction or management of the affairs of a person.

(5)   The term "Company" means any obligor upon the Securities of any series.

(6)   The term "executive officer" means the president, every vice president, every trust officer, the cashier, the secretary and the treasurer of a corporation, and any individual customarily performing similar functions with respect to any organization whether incorporated or unincorporated, but shall not include the chairman of the board of directors.

(e)   The percentages of voting securities and other securities specified in this Section shall be calculated in accordance with the following provisions:

(1)   A specified percentage of the voting securities of the Trustee, the Company or any other person referred to in this Section (each of whom is referred to as a *"person"* in this paragraph) means such amount of the outstanding voting securities of such person as entitles the holder or holders thereof to cast such specified percentage of the aggregate votes which the holders of all the outstanding voting securities of such person are entitled to cast in the direction or management of the affairs of such person.

(2)   A specified percentage of a class of securities of a person means such percentage of the aggregate amount of securities of the class outstanding.

(3)   The term "amount," when used in regard to securities, means the principal amount if relating to evidences of indebtedness, the number of shares if relating to capital shares and the number of units if relating to any other kind of security.

(4)   The term "outstanding" means issued and not held by or for the account of the issuer. The following securities shall not be deemed outstanding within the meaning of this definition:

(i)   securities of an issuer held in a sinking fund relating to securities of the issuer of the same class;

(ii)   securities of an issuer held in a sinking fund relating to another class of securities of the issuer, if the obligation evidenced by such other class of securities is not in default as to principal or interest or otherwise;

(iii)   securities pledged by the issuer thereof as security for an obligation of the issuer not in default as to principal or interest or otherwise; and

(iv)   securities held in escrow if placed in escrow by the issuer thereof;

provided, however, that any voting securities of an issuer shall be deemed outstanding if any person other than the issuer is entitled to exercise the voting rights thereof.

(5)   A security shall be deemed to be of the same class as another security if both securities confer upon the holder or holders thereof substantially the same rights and

privileges; *provided, however,* that, in the case of secured evidences of indebtedness, all of which are issued under a single indenture, differences in the interest rates or maturity dates of various series thereof shall not be deemed sufficient to constitute such series different classes and provided, further, that, in the case of unsecured evidences of indebtedness, differences in the interest rates or maturity dates thereof shall not be deemed sufficient to constitute them securities of different classes, whether or not they are issued under a single indenture.

(f)   Except in the case of a default in the payment of the principal of or interest on any Securities of any series, or in the payment of any sinking or purchase fund installment, the Trustee shall not be required to resign as provided by this Section if the Trustee shall have sustained the burden of proving, on application to the Commission and after opportunity for hearing thereon, that (i) the default may be cured or waived during a reasonable period and under the procedures described in such application, and (ii) a stay of the Trustee's duty to resign will not be inconsistent with the interests of Holders of such Securities. The filing of such an application shall automatically stay the performance of the duty to resign until the Commission orders otherwise.

(g)   If Section 310(b) of the Trust Indenture Act is amended at any time after the date of this Indenture to change the circumstances under which a Trustee shall be deemed to have a conflicting interest with respect to the Securities of any series or to change any of the definitions in connection therewith, this Section 608 shall be automatically amended to incorporate such changes, unless such changes would cause any Trustee then acting as Trustee hereunder with respect to any Outstanding Securities to be deemed to have a conflicting interest, in which case such changes shall be incorporated herein only to the extent that such changes (i) would not cause the Trustee to be deemed to have a conflicting interest or (ii) are required by law.

Section 609.   Corporate Trustee Required; Eligibility. There shall at all times be a Trustee hereunder which shall be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by Federal or State authority; *provided, however,* that if Section 310(a) of the Trust Indenture Act or the rules and regulations of the Commission under the Trust Indenture Act at any time permit a corporation organized and doing business under the laws of any other jurisdiction to serve as trustee of an indenture qualified under the Trust Indenture Act, this Section 609 shall be automatically amended to permit a corporation organized and doing business under the laws of any such other jurisdiction to serve as Trustee hereunder, provided that such corporation shall have a combined capital and surplus of at least $50,000,000. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. Neither the Company nor any person directly or indirectly controlling, controlled by or under common control with the Company may serve as Trustee. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 610.   Resignation and Removal; Appointment of Successor. (a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 611.

(b)   The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 611 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(c)   The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Trustee and to the Company.

(d)   If at any time:

(1)   the Trustee shall fail to comply with Section 608 with respect to the Securities of any series after written request therefor by the Company or by any Holder of a Security of such series who has been a bona fide Holder of a Security of such series for at least six months, unless the Trustee's duty to resign has been stayed as provided in Section 608(f), or

(2)   the Trustee shall cease to be eligible under Section 609 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(3)   the Trustee shall become incapable of acting with respect to any series of Securities or a decree or order for relief by a court having jurisdiction in the premises shall have been entered in respect of the Trustee in an involuntary case under the Federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or similar law, or a decree or order by a court having jurisdiction in the premises shall have been entered for the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator or other similar official of the Trustee or its property or affairs, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation, winding up or liquidation, or

(4)   the Trustee shall commence a voluntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or similar law or shall consent to the appointment of or taking possession by a receiver, custodian, liquidator, assignee, trustee, sequestrator (or other similar official) of the Trustee or its property or affairs, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall take corporate action in furtherance of any such action,

then, in any such case, (i) the Company by a Board Resolution may remove the Trustee with respect to all Securities, or (ii) subject to Section 514, any Holder of a Security who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated (including those who have been Holders for less than six months), petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities and the appointment of a successor Trustee or Trustees.

(e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Company, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series) and shall comply with the applicable requirements of Section 611. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 611, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Company or the Holders of Securities and accepted appointment in the manner required by Section 611, any Holder of a Security who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated (including those who have been Holders for less than six months), or the Trustee may, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(f) The Company shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series in the manner provided in Section 106. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

Section 611. *Acceptance of Appointment by Successor.* (a) In case of the appointment hereunder of a successor Trustee with respect to all series of Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder, subject nevertheless to its liens, if any, provided for in Section 607.

(b)   In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees as co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.

(c)   Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in paragraph (a) or (b) of this Section, as the case may be.

(d)   No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 612.   *Merger, Conversion, Consolidation or Succession to Business*.   Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

Section 613.   Preferential Collection of Claims Against Company.   (a) Subject to Subsection (b) of this Section, if the Trustee shall be or shall become a creditor, directly or indirectly, secured or unsecured, of the Company within three months prior to a default, as defined in Subsection (c) of this Section, or subsequent to such a default, then, unless and until such default shall be cured, the Trustee shall set apart and hold in a special account for the benefit of the Trustee individually, the Holders of the Securities and the holders of other indenture securities, as defined in Subsection (c) of this Section:

(1)   an amount equal to any and all reductions in the amount due and owing upon any claim as such creditor in respect of principal or interest, effected after the beginning of such three-month period and valid as against the Company and its other creditors, except any such reduction resulting from the receipt or disposition of any property described in paragraph (2) of this Subsection, or from the exercise of any right of set-off which the Trustee could have exercised if a voluntary or involuntary case had been commenced in respect of the Company under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law upon the date of such default; and

(2)   all property received by the Trustee in respect of any claims as such creditor, either as security therefor, or in satisfaction or composition thereof, or otherwise, after the beginning of such three months' period, or an amount equal to the proceeds of any such property, if disposed of, subject, however, to the rights, if any, of the Company and its other creditors in such property or such proceeds.

Nothing herein contained, however, shall affect the right of the Trustee:

(A)   to retain for its own account (i) payments made on account of any such claim by any Person (other than the Company) who is liable thereon, and (ii) the proceeds of the bona fide sale of any such claim by the Trustee to a third Person, and (iii) distributions made in cash, securities or other property in respect of claims filed against the Company in bankruptcy or receivership or in proceedings for reorganization pursuant to federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law;

(B)   to realize, for its own account, upon any property held by it as security for any such claim, if such property was so held prior to the beginning of such three-month period;

(C)   to realize, for its own account, but only to the extent of the claim hereinafter mentioned, upon any property held by it as security for any such claim, if such claim was created after the beginning of such three-month period and such property was received as security therefor simultaneously with the creation thereof, and if the Trustee shall sustain the burden of proving that at the time such property was so received the Trustee had no reasonable cause to believe that a default, as defined in Subsection (c) of this Section, would occur within three months; or

(D)   to receive payment on any claim referred to in paragraph (B) or (C), against the release of any property held as security for such claim as provided in paragraph (B) or (C), as the case may be, to the extent of the fair value of such property.

For the purposes of paragraphs (B), (C) and (D), property substituted after the beginning of such three-month period for property held as security at the time of such substitution shall, to the extent of the fair value of the property released, have the same status as the property released, and, to the extent that any claim referred to in any of such paragraphs is created in renewal of or in substitution for or for the purpose of repaying or refunding any pre-existing claim of the Trustee as such creditor, such claim shall have the same status as such pre-existing claim.

If the Trustee shall be required to account, the funds and property held in such special account and the proceeds thereof shall be apportioned among the Trustee, the Holders of Securities and the holders of other indenture securities in such manner that the Trustee, the Holders of Securities and the holders of other indenture securities realize, as a result of payments from such special account and payments of dividends on claims filed against the Company in bankruptcy or receivership or in proceedings for reorganization pursuant to the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, the same percentage of their respective claims, figured before crediting to the claim of the Trustee anything on account of the receipt by it from the Company of the funds and property in such special account and before crediting to the respective claims of the Trustee and the Holders of Securities and the holders of other indenture securities dividends on claims filed against the Company in bankruptcy or receivership or in proceedings for reorganization pursuant to the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, but after crediting thereon receipts on account of the indebtedness represented by their respective claims from all sources other than from such dividends and from the funds and property so held in such special account. As used in this paragraph, with respect to any claim, the term "dividends" shall include any distribution with respect to such claim, in bankruptcy or receivership or proceedings for reorganization pursuant to the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, whether such distribution is made in cash, securities or other property, but shall not include any such distribution with respect to the secured portion, if any, of such claim. The court in which such bankruptcy, receivership or proceedings for reorganization is pending shall have jurisdiction (i) to apportion among the Trustee, the Holders of Securities and the holders of other indenture securities, in accordance with the provisions of this paragraph, the funds and property held in such special account and proceeds thereof, or (ii) in lieu of such apportionment, in whole or in part, to give to the provisions of this paragraph due consideration in determining the fairness of the distributions to be made to the Trustee and the Holders of Securities and the holders of other indenture securities with respect to their respective claims, in which event it shall not be necessary to liquidate or to appraise the value of any securities or other property held in such special account or as security for any such claim, or to make a specific allocation of such distributions as between the secured and unsecured portions of such claims, or otherwise to apply the provisions of this paragraph as a mathematical formula.

Any Trustee which has resigned or been removed after the beginning of such three-month period shall be subject to the provisions of this Subsection as though such resignation or removal had not occurred. If any Trustee has resigned or been removed prior to the beginning of such three-month period, it shall be subject to the provisions of this Subsection if and only if the following conditions exist:

(i)   the receipt of property or reduction of claim, which would have given rise to the obligation to account, if such Trustee had continued as Trustee, occurred after the beginning of such three-month period; and

(ii)   such receipt of property or reduction of claim occurred within three months after such resignation or removal.

(b)   There shall be excluded from the operation of Subsection (a) of this Section a creditor relationship arising from:

(1)   the ownership or acquisition of securities issued under any indenture, or any security or securities having a maturity of one year or more at the time of acquisition by the Trustee;

(2)   advances authorized by a receivership or bankruptcy court of competent jurisdiction or by this Indenture, for the purpose of preserving any property which shall at any time be subject to the lien of this Indenture or of discharging tax liens or other prior liens or encumbrances thereon, if notice of such advances and of the circumstances surrounding the making thereof is given to the Holders of Securities at the time and in the manner provided in this Indenture;

(3)   disbursements made in the ordinary course of business in the capacity of trustee under an indenture, transfer agent, registrar, custodian, paying agent, fiscal agent or depositary, or other similar capacity;

(4)   an indebtedness created as a result of services rendered or premises rented; or an indebtedness created as a result of goods or securities sold in a cash transaction, as defined in Subsection (c) of this Section;

(5)   the ownership of stock or of other securities of a corporation organized under the provisions of Section 25(a) of the Federal Reserve Act, as amended, which is directly or indirectly a creditor of the Company; or

(6)   the acquisition, ownership, acceptance or negotiation of any drafts, bills of exchange, acceptances or obligations which fall within the classification of self-liquidating paper, as defined in Subsection (c) of this Section.

(c)   For the purposes of this Section only:

(1)   the term "default" means any failure to make payments in full of the principal of or interest on any of the Securities or upon the other indenture securities when and as such principal or interest becomes due and payable;

(2)   the term "other indenture securities" means securities upon which the Company is an obligor outstanding under any other indenture (i) under which the Trustee is also trustee, (ii) which contains provisions substantially similar to the provisions of this Section, and (iii) under which a default exists at the time of the apportionment of the funds and property held in such special account;

(3)   the term "cash transaction" means any transaction in which full payment for goods or securities sold is made within seven days after delivery of the goods or securities in currency or in checks or other orders drawn upon banks or bankers and payable upon demand;

(4)   the term "self-liquidating paper" means any draft, bill of exchange, acceptance or obligation which is made, drawn, negotiated or incurred by the Company for the purpose of financing the purchase, processing, manufacturing, shipment, storage or sale of goods, wares or merchandise and which is secured by documents evidencing title to, possession of, or a lien upon, the goods, wares or merchandise or the receivables or proceeds arising from the sale of the goods, wares or merchandise previously constituting the security, provided the security is received by the Trustee simultaneously with the creation of the creditor relationship with the Company arising from the making, drawing, negotiating or incurring of the draft, bill of exchange, acceptance or obligation; and

(5)   the term "Company" means any obligor upon the Securities.

Section 614.   Appointment of Authenticating Agent.   The Trustee may appoint an Authenticating Agent or Agents with respect to one or more series of Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities of such series issued upon original issue or upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 306, and if the Trustee is required to appoint one or more Authenticating Agents with respect to any series of Securities, to authenticate Securities of such series upon original issuance and to take such other actions as are specified in Sections 303, 304, 305, 309, 906, 1107 and 1603, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authority or authority of such country. If such Authenticating

Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of such Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or such Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall provide notice to the Holders of the series as to which the Authenticating Agent will serve as provided in Section 106. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section, and the Trustee shall be entitled to be reimbursed for such payments, subject to the provisions of Section 607.

If an appointment with respect to one or more series is made pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to the Trustee's certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the Securities of the series designated herein referred to in the within-mentioned Indenture.

U.S. Bank National Association, as Trustee

By _____
                     As Authenticating Agent

By _____
                     As Authorized Signatory

If all of the Securities of a series may not be originally issued at one time, and if the Trustee does not have an office capable of authenticating Securities upon original issuance located in a Place of Payment where the Company wishes to have Securities of such series authenticated upon original issuance, the Trustee, if so requested by the Company in writing (which writing need not comply with Section 102 and need not be accompanied by an Opinion of Counsel), shall appoint in accordance with this Section an Authenticating Agent having an office in a Place of Payment designated by the Company with respect to such series of Securities.

ARTICLE VII

HOLDERS' LISTS AND REPORTS BY TRUSTEE AND COMPANY

Section 701.   Company to Furnish Trustee Names and Addresses of Holders.   The Company will furnish or cause to be furnished to the Trustee:

        (a)   not more than 15 days after each Regular Record Date, if any, for each series of Securities, a list, in such form as the Trustee may reasonably require, containing all the information in the possession or control of the Company, or any of its Paying Agents other than the Trustee, as to the names and addresses of the Holders of Securities of each series for which the Trustee acts as Trustee as of such Regular Record Date, and

        (b)   at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

excluding from any such list, if the Company so desires, names and addresses received by the Trustee in its capacity as Security Registrar.

Section 702.   Preservation of Information; Communications to Holders. (a) Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 701 and the names and addresses of Holders received by the Trustee in its capacity as Paying Agent. The Trustee may destroy any list furnished to it as provided in Section 701 upon receipt of a new list so furnished.

(b) The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Securities, and the corresponding rights and privileges of the Trustee, shall be as provided in the Trust Indenture Act.

(c) Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Act.

Section 703. *Reports by Trustee.* (a) The Trustee shall transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto.

(b) If required by Section 313(a) of the Trust Indenture Act, the Trustee shall, within 60 days after each May 15 following the date of this Indenture, deliver to Holders a brief report, dated as of such May 15, which complies with the provisions of such Section 313(a).

(c) A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which any Securities are listed, with the Commission and with the Company. The Company will notify the Trustee when any Securities are listed on any stock exchange.

Section 704. *Reports by Company.* (a) The Company shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided in the Trust Indenture Act; *provided* that any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 shall be filed with the Trustee within 15 days after the same is so required to be filed with the Commission.

(b) Delivery of any reports, information and documents by the Company to the Trustee pursuant to the provisions of this Section 704 is for informational purposes only and the Trustee's receipt of same shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of the covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

ARTICLE VIII

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

Section 801. *Company May Consolidate, Etc., Only on Certain Terms.* The Company shall not consolidate with or merge into any Person or sell, assign, lease, convey or otherwise transfer its properties and assets substantially as an entirety to any Person, unless:

(1)   the Person formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, lease, conveyance or other transfer the properties and assets of the Company substantially as an entirety shall be a corporation, partnership or trust organized and existing under the laws of the United States of America or any State thereof or the District of Columbia, and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, the due and punctual payment of the principal of and any premium and interest on all the Securities and the performance and observance of every covenant of this Indenture and the Securities on the part of the Company to be performed or observed;

(2)   immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and

(3)   the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger, sale, assignment, lease, conveyance or other transfer and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transactions have been complied with.

Section 802.   Successor Substituted.   Upon any consolidation of the Company with, or merger of the Company into, any other Person or any sale, assignment, lease, conveyance or other transfer of the properties and assets of the Company substantially as an entirety in accordance with Section 801, the successor Person formed by such consolidation or into which the Company is merged or to which such sale, assignment, lease, conveyance or other transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.

ARTICLE IX

SUPPLEMENTAL INDENTURES

Section 901.   Supplemental Indentures Without Consent of Holders.   Without the consent of any Holders of Securities, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, for any of the following purposes:

(1)   to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Securities; or

(2)   to add to the covenants of the Company for the benefit of the Holders of all or any series of Securities (and if such covenants are to be for the benefit of less than

all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company; or

(3)   to add any additional Events of Default or Defaults (and if such Events of Default or Defaults are to be applicable to less than all series of Securities, stating that such Events of Default or Defaults are expressly being included solely to be applicable to such series); or

(4)   to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Securities in uncertificated form; or

(5)   to change or eliminate any of the provisions of this Indenture, provided that any such change or elimination (a) shall become effective only when there is no Security Outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision or (b) shall not apply to any Security Outstanding; or

(6)   to establish the form or terms of Securities of any series as permitted by Sections 201 and 301; or

(7)   to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 611(b); or

(8)   to evidence any changes to Section 608 or 609 resulting from changes in the Trust Indenture Act or the rules and regulations of the Commission thereunder expressly contemplated by such Sections; or

(9)   to provide for the terms and conditions upon which Securities which qualify as capital under rules, regulations, orders, interpretive rulings and guidelines of the Primary Federal Regulator as from time to time in effect may be issued and the terms and characteristics of any such Securities; *provided, however,* that any such Securities shall be subordinated to Senior Indebtedness of the Company as provided in Article Fifteen hereof; and *provided, further* that no such supplemental indenture shall effect any change in any Securities which may at the time be Outstanding under this Indenture; or

(10)   to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture, provided that such action shall not adversely affect the interests of the Holders of Securities of any series in any material respect; or

(11)   to add to or change or eliminate any provision of this Indenture as shall be necessary or desirable in accordance with any amendments to the Trust Indenture Act, provided such action shall not adversely affect the interests of Holders of the Securities of any series in any material respect.

Section 902.   *Supplemental Indentures with Consent of Holders.* With the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities of each series affected by such supplemental indenture, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture; *provided, however,* that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby,

(1)   change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security, or reduce the principal amount thereof, or the rate of interest thereon or any premium payable thereon, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502 or change the coin or currency in which any Security or any premium or any interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption at the option of the Company or repayment at the option of the Holder, on or after the Redemption Date or Repayment Date, as the case may be), or

(2)   reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in Section 513 of this Indenture, or reduce the requirements of Section 1304 for quorum or voting, or

(3)   change any obligation of the Company to maintain an office or agency in the places and for the purposes specified in Section 1002, or

(4)   modify any of the provisions of this Section or Section 513, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby; *provided, however,* that this clause shall not be deemed to require the consent of any Holder of a Security with respect to changes in the references to "the Trustee" and concomitant changes in this Section, or the deletion of this proviso, in accordance with the requirements of Sections 611(b) and 901(7), or

(5)   adversely affect the right to repayment, if any, of the Securities of any series at the option of the Holders thereof, or

(6)   modify the provisions of Article Fifteen with respect to subordination in a manner adverse to the Holder of any of the Securities.

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

It shall not be necessary for any Act of Holders of Securities under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

Section 903.   Execution of Supplemental Indentures.   In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 601) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture and such supplemental indenture constitutes the legal, valid and binding obligation of the Company enforceable in accordance with its terms, subject to customary exceptions. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

Section 904.   Effect of Supplemental Indentures. Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 905.   Conformity with Trust Indenture Act.   Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as then in effect.

Section 906.   Reference in Securities to Supplemental Indentures. Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

ARTICLE X

COVENANTS

Section 1001. Payment of Principal, Premium and Interest. The Company covenants and agrees for the benefit of the Holders of each series of Securities that it will duly and punctually pay the principal of and any premium and interest on the Securities of that series in accordance with the terms of the Securities and this Indenture.

Section 1002. Maintenance of Office or Agency. The Company will maintain in each Place of Payment for such series an office or agency where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Securities of that series and this Indenture may be served. The Company will give prompt written notice to the Trustee and the Holders of such series of the location, and any change in the location, of any such office or agency. If at any time the Company shall fail to maintain any such required office or agency in respect of any series of Securities or shall fail to furnish the Trustee with the address thereof, such presentations, and surrenders of Securities of that series may be made and notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Company may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided, however,* that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in accordance with the requirements set forth above for Securities of any series for such purposes. The Company will give prompt written notice to the Trustee and the Holders of such series of any such designation or rescission and of any change in the location of any such other office or agency.

Unless otherwise provided pursuant to Section 301 with respect to the Securities of any series, the Company hereby designates the Corporate Trust Office of the Trustee as a Place of Payment for the Securities of each series, initially appoints the Corporate Trust Office of the Trustee as its agency for the purposes of the first sentence of this Section and initially appoints the Trustee, acting through its Corporate Trust Office, as Paying Agent, transfer agent and Security Registrar for the Securities of each series, and the Trustee accepts such appointments.

Section 1003. Money for Securities Payments to Be Held in Trust. If the Company shall at any time act as its own Paying Agent with respect to any series of Securities, it will, on or before each due date of the principal of and any premium or interest on any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium or interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee in writing of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents for any series of Securities, it will, on each due date of the principal of and any premium or interest on any Securities of that series, deposit with a Paying Agent a sum sufficient to pay the principal and any premium or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee in writing of its action or failure so to act.

The Company will cause each Paying Agent for any series of Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

(1)   hold all sums held by it for the payment of the principal of and any premium or interest on Securities of that series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

(2)   give the Trustee notice in writing of any default by the Company (or any other obligor upon the Securities of that series) in the making of any payment of principal of and any premium or interest on the Securities of that series; and

(3)   at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent or held by the Company in trust for the payment of the principal of and any premium or interest on any Security of any series and remaining unclaimed for two years after such principal or any premium or interest, as the case may be, has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; *provided, however,* that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in an Authorized Newspaper in each Place of Payment, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 1004.   Officers' Certificate. The Company will deliver to the Trustee, within 120 days after the end of each fiscal year, a written statement signed by the President or a Vice President and by the Treasurer, an Assistant Treasurer, the Controller or an Assistant Controller of the Company, stating, as to each signer thereof, that

(1)   a review of the activities of the Company during such year and of performance under this Indenture has been made under his supervision, and

(2)   to the best of his knowledge, based on such review, (a) the Company has fulfilled all its obligations under this Indenture throughout such year, or, if there has been a default in the fulfillment of any such obligation, specifying each such default known to him and the nature and status thereof, and (b) no event has occurred and is continuing which is, or upon notice or lapse of time or both would become, a Default, or, if such an event has occurred and is continuing, specifying each such event known to him and the nature and status thereof.

The Company will deliver a written notice to the Trustee promptly after any officer of the Company has knowledge of the occurrence of any event which with the giving of notice or the lapse of time or both would become a Default under Section 503.

ARTICLE XI

REDEMPTION OF SECURITIES

Section 1101.   Applicability of Article. Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 301 for Securities of any series) in accordance with this Article.

Section 1102.   Election to Redeem; Notice to Trustee. The election of the Company to redeem any Securities shall be evidenced by a Board Resolution. In the case of any redemption at the election of the Company of less than all the Securities of any series with the same (i) Stated Maturity, (ii) period or periods within which, price or prices at which and terms and conditions upon which such Securities may or shall be redeemed or purchased, in whole or in part, at the option of the Company or pursuant to any sinking fund or analogous provision or repayable at the option of the Holder, (iii) rate or rates at which the Securities bear interest, if any, or formula pursuant to which such rate or rates accrue, (iv) date or dates on which interest shall be payable and (v) currencies in which such Securities are denominated and payable (collectively, the *"Equivalent Principal Terms"*), the Company shall, at least 60 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee in writing of such Redemption Date and of the principal amount of Securities of such series and with such Equivalent Principal Terms to be redeemed. In the case of any redemption of Securities (i) prior to the expiration of any restriction on such redemption provided in the terms of such Securities with Equivalent Principal Terms or elsewhere in this Indenture, or (ii) pursuant to an election of the Company which is subject to a condition specified in the terms of such Securities with Equivalent Principal Terms, the Company shall furnish the Trustee with an Officers' Certificate evidencing compliance with such restriction or condition.

Section 1103.   *Selection by Trustee of Securities to Be Redeemed.* If less than all the Securities with Equivalent Principal Terms of any series are to be redeemed, the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities with Equivalent Principal Terms of such series not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to the minimum authorized denomination for Securities of that series or any integral multiple thereof) of the principal amount of Securities with Equivalent Principal Terms of such series of a denomination larger than the minimum authorized denomination for Securities with Equivalent Principal Terms of that series.

The Trustee shall promptly notify the Company in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.

Section 1104.   *Notice of Redemption.* Notice of redemption shall be given in the manner provided in Section 106 to the Holders of Securities to be redeemed not less than 30 nor more than 60 days prior to the Redemption Date.

All notices of redemption shall state:

(1)   the Redemption Date,

(2)   the Redemption Price,

(3)   if less than all the Outstanding Securities with Equivalent Principal Terms of any series are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Securities to be redeemed,

(4)   that on the Redemption Date the Redemption Price will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date unless the Company shall default in the payment of the Redemption Price plus accrued interest,

(5)   the place or places where such Securities are to be surrendered for payment of the Redemption Price,

(6)   that the redemption is for a sinking fund, if such is the case, and

(7)   the CUSIP number of the Securities, if any.

Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company's written request, by the Trustee in the name and at the expense of the Company in which event the Company shall provide the Trustee with the information required by Clauses (1) through (7) above.

Section 1105.   *Deposit of Redemption Price*. On or prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money in immediately available funds sufficient to pay the Redemption Price of, and (if accrued interest is to be paid to the Persons surrendering the relevant Securities for redemption) accrued interest on, all the Securities which are to be redeemed on that date.

Section 1106.   *Securities Payable on Redemption Date*. Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, maturing after the Redemption Date, such Security shall be paid by the Company at the Redemption Price, together (if accrued interest is to be paid to the Persons surrendering the relevant Securities for redemption) with accrued interest to the Redemption Date; *provided, however,* that, unless otherwise specified as contemplated by Section 301, installments of interest on Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security or with respect to such Securities pursuant to Section 301, as the case may be, or, if no such interest rate is prescribed therefor, at the interest rate or rates borne by such Securities.

Section 1107.   *Securities Redeemed in Part*. Any Security which is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series and of like tenor and terms, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

ARTICLE XII

SINKING FUNDS

Section 1201.   Applicability of Article. The provisions of this Article shall be applicable to any sinking fund for the retirement of Securities of a series except as otherwise specified as contemplated by Section 301 for Securities of such series.

The minimum amount of any sinking fund payment provided for by the terms of Securities of any series is herein referred to as a "mandatory sinking fund payment", and any payment in excess of such minimum amount provided for by the terms of Securities of any series is herein referred to as an "optional sinking fund payment". If provided for by the terms of Securities of any series, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 1202. Each sinking fund payment shall be applied to the redemption of Securities of any series as provided for by the terms of Securities of such series.

Section 1202.   Satisfaction of Sinking Fund Payments with Securities. The Company (1) may deliver Outstanding Securities of a series (other than any previously called for redemption), and (2) may apply as a credit Securities of a series which have been redeemed either at the election of the Company pursuant to the terms of such Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, in each case under Clause (1) or (2) above in satisfaction of all or any part of any sinking fund payment with respect to the Securities of such series required to be made pursuant to the terms of such Securities as provided for by the terms of such series; provided that such Securities have not been previously so credited. Such Securities shall be received and credited for such purpose by the Trustee at the Redemption Price specified in such Securities for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly.

Section 1203.   Redemption of Securities for Sinking Fund. Not less than 60 days prior to each sinking fund payment date for Securities of any series or such shorter period as shall be satisfactory to the Trustee, the Company will deliver to the Trustee an Officers' Certificate specifying the amount of the next ensuing sinking fund payment for such Securities pursuant to the terms of such Securities, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting Securities of that series pursuant to Section 1202 and will also deliver to the Trustee any Securities to be so delivered. The Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 1103 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 1104. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Sections 1106 and 1107.

ARTICLE XIII

MEETINGS OF HOLDERS OF SECURITIES

Section 1301.   *Purposes for Which Meetings May Be Called.* A meeting of Holders of Securities of any or all series may be called at any time and from time to time pursuant to this Article to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be made, given or taken by Holders of Securities of such series.

Section 1302.   *Call, Notice and Place of Meetings.* (a) The Trustee may at any time call a meeting of Holders of Securities of any series for any purpose specified in Section 1301, to be held at such time and at such place in the Borough of Manhattan, the City of New York as the Trustee shall determine. Notice of every meeting of Holders of Securities of any series, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in Section 106, not less than 21 nor more than 180 days prior to the date fixed for the meeting.

(b)   In case at any time the Company, pursuant to a Board Resolution, or the Holders of at least 10% in principal amount of the Outstanding Securities of any series shall have requested the Trustee to call a meeting of the Holders of Securities of such series for any purpose specified in Section 1301, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have made the first publication of the notice of such meeting within 21 days after receipt of such request or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Company or the Holders of Securities of such series in the amount above specified, as the case may be, may determine the time and the place in the Borough of Manhattan, the City of New York for such meeting and may call such meeting for such purposes by giving notice thereof as provided in Subsection (a) of this Section.

Section 1303.   *Persons Entitled to Vote at Meetings.* To be entitled to vote at any meeting of Holders of Securities of any series, a Person shall be (1) a Holder of one or more Outstanding Securities of such series, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Securities of such series by such Holder or Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Securities of any series shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

Section 1304.   *Quorum; Action.* The Persons entitled to vote a majority in principal amount of the Outstanding Securities of a series shall constitute a quorum for a meeting of Holders of Securities of such series; *provided, however,* that if any action is to be taken at such meeting with respect to a request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture or the Securities of any series expressly provides may be given, made or taken by the Holders of not less than 66-2/3% in principal amount of the Outstanding Securities of a series, the Persons entitled to vote 66-2/3% in principal amount of the Outstanding Securities of such series shall constitute a quorum. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Securities of such series, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 1302(a), except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of an adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Outstanding Securities of such series which shall constitute a quorum.

Except as limited by the proviso set forth in the first paragraph of Section 902, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Securities of that series; *provided, however,* that, except as limited by the proviso set forth in the first paragraph of Section 902, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture or the Securities of any series expressly provides may be given, made or taken by the Holders of not less than 66-2/3% in principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid only by the affirmative vote of the Holders of 66-2/3% in principal amount of the Outstanding Securities of that series; and *provided, further,* that, except as limited by the proviso set forth in the first paragraph of Section 902, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture or the Securities of any series expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Securities of that series.

Any resolution passed or decision taken at any meeting of Holders of Securities of any series duly held in accordance with this Section shall be binding on all the Holders of Securities of a series, whether or not present or represented at the meeting.

Section 1305.   Determination of Voting Rights; Conduct and Adjournment of Meetings. (a) Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of Securities of a series in regard to proof of the holding of Securities of such series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate.

(b)   The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders of Securities as provided in Section 1302(b), in which case the Company or the Holders of Securities of the series calling the meeting, as the case may be, shall appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting.

(c) At any meeting each Holder of a Security of such series and each proxy shall be entitled to one vote for each $1,000 principal amount of the Outstanding Securities of such series held or represented by him; *provided, however,* that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Security of such series or as a proxy.

(d) Any meeting of Holders of Securities of any series duly called pursuant to Section 1302 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting; and the meeting may be held as so adjourned without further notice.

Section 1306. Counting Votes and Recording Action of Meetings. The vote upon any resolution submitted to any meeting of Holders of Securities of any series shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities of such series or of their representatives by proxy and the principal amounts and serial numbers of the Outstanding Securities of such series held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record, at least in duplicate of the proceedings of each meeting of Holders of Securities of any series shall be prepared by the secretary of the meeting and there shall be attached to such record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that such notice was given as provided in Section 1302 and, if applicable, Section 1304. Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Company, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.


ARTICLE **XIV**

DEFEASANCE


Section 1401. Applicability of Article; Company's Option to Effect Defeasance. Unless the Company elects, pursuant to Section 301, not to permit the application of defeasance of the Securities of a series under Section 1402, then the provision of such Section, together with the other provisions of this Article Fourteen, shall be applicable to the Securities of such series, and the Company may at its option by Board Resolution, at any time, with respect to the Securities of such series, elect to have Section 1402 (if applicable) be applied to the Outstanding Securities of such series upon compliance with the conditions set forth below in this Article Fourteen.

Section 1402.   *Defeasance and Discharge*. Upon the Company's exercise of its option to effect a defeasance of the Securities of a series pursuant to this Section, the Company shall be deemed to have been discharged from its obligations with respect to the Outstanding Securities of such series on the date the conditions set forth below are satisfied (hereinafter, *"defeasance"*). For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding Securities of such series and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of Outstanding Securities of such series to receive, solely from the trust funds described in Section 1404 and as more fully set forth in such Section, payments in respect of the principal of and any premium and interest on such Securities when such payments are due, (B) the provisions of Sections 304, 305, 306, 307, 1002, 1003 and 1005 insofar as such Sections relate to the Securities of such series, (C) the rights, powers, trusts, duties, and immunities of the Trustee hereunder and the payment obligations to any Authenticating Agent under Section 614 and (D) this Article Fourteen.

The provisions for subordination of the Securities set forth in Article Fifteen hereof are expressly made subject to the provisions for defeasance set forth in Section 1402 and, anything herein to the contrary notwithstanding, upon the effectiveness of such defeasance pursuant to Section 1402 with respect to the Securities of any series, such Securities shall thereupon cease to be so subordinated.

Section 1403.   *Reserved*.

Section 1404.   *Conditions to Defeasance*. The following shall be the conditions to application of Section 1402 to the Outstanding Securities of a series:

(1)   The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 609 who shall agree in writing to comply with the provisions of this Article Fourteen applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities, (A) money in an amount, or (B) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in immediately available funds in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, (i) the principal of and any premium and each installment of principal of and any premium and interest on the Outstanding Securities of such series on the Stated Maturity of such principal or installment of principal or interest; (ii) any

mandatory sinking fund payments or analogous payments applicable to the Outstanding Securities of such series on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Securities and (iii) any amounts that may be payable at the option of the Holders of the Securities of such series on any Repayment Date;

(2)   Such defeasance shall not cause the Trustee for the Securities of such series to have a conflicting interest as defined in Section 608 and for purposes of the Trust Indenture Act with respect to any securities of the Company;

(3)   Such defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Company is a party or by which it is bound;

(4)   Such defeasance shall not cause any Securities of such series then listed on any registered national securities exchange under the Securities Exchange Act of 1934, as amended, to be delisted;

(5)   The Company shall have delivered to the Trustee an Opinion of Counsel stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of this Indenture there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Outstanding Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(6)   Reserved;

(7)   Such defeasance shall be effected in compliance with any additional terms, conditions or limitations which may be imposed on the Company in connection therewith pursuant to Section 301;

(8)   The Company shall have delivered to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the defeasance under Section 1402 have been complied with; and

(9)   No Default or event which with notice or lapse of time or both would become a Default with respect to the Securities of such series shall have occurred and be continuing on the date of such deposit or at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

Section 1405.   *Deposited Money and U.S. Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.*   Subject to the provisions of the last paragraph of

Section 1003, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee or other qualifying trustee (collectively, for purposes of this Section 1405, the *"Trustee"*) pursuant to Section 1404 in respect of the Outstanding Securities of any series shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (other than the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities, of all sums due and to become due thereon in respect of principal and any premium and interest, but such money need not be segregated from other funds except to the extent required by law.

The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 1404 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the Outstanding Securities of such series. Such obligation shall survive any removal or resignation of the Trustee.

Anything in this Article Fourteen to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Obligations held by it as provided in Section 1404 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance.

Section 1406.   Reinstatement.   If the Trustee (or other qualifying trustee appointed pursuant to Section 1405) or any Paying Agent is unable to apply any moneys or U.S. Government Obligations (or any proceeds therefrom) deposited pursuant to Section 1404 to pay any principal of or premium, if any, or interest, if any, on the Securities of any series by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company's obligations under this Indenture and the Securities of such series shall be revived and reinstated as though no such deposit had occurred, until such time as the Trustee (or other qualifying trustee) or Paying Agent is permitted to apply all such moneys and U.S. Government Obligations (or any proceeds therefrom) to pay the principal of and premium, if any, and interest, if any, on the Securities of such series as contemplated by Sections 1404 and 1405; *provided, however,* that if the Company makes any payment of the principal of or premium, if any, or interest, if any, on the Securities of such series following the reinstatement of its obligations as aforesaid, the Company shall be subrogated to the rights of the Holders of such Securities to receive, after payment in full of the principal of and premium, if any, and interest, if any, on such Securities, such payment from the trust funds so held by the Trustee (or other qualifying trustee) or Paying Agent.

ARTICLE XV

SUBORDINATION OF SECURITIES

Section 1501. *Securities Subordinate to Senior Indebtedness*. (a) The Company covenants and agrees and each Holder by acceptance thereof likewise covenants and agrees that anything in this Indenture or the Securities of any series to the contrary notwithstanding, the payment of principal, any premium and interest in respect of the Securities of each series is expressly subordinated to all Senior Indebtedness which may at any time and from time to time be outstanding and shall rank on a parity with any other Subordinated Indebtedness which may at any time and from time to time be outstanding and shall be subordinate by virtue of provisions substantially similar to those contained in this Article Fifteen.

(b) Upon any receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, whether or not pursuant to bankruptcy laws, sale of all or substantially all of the assets (other than pursuant to Section 801 hereof), dissolution, liquidation or any other marshaling of the assets and liabilities of the Company, no amount shall be paid by the Company in respect of the principal, premium, if any, or interest on the Securities of any series unless and until all Senior Indebtedness shall have been paid in full together with all interest thereon and all other amounts payable in respect thereof.

(c) In the event of any default in the payment of any Senior Indebtedness and during the continuance of any such default, no amount shall be paid by the Company in respect of the principal, premium, if any, or interest on the Securities of any series.

(d) In the event that, notwithstanding the foregoing, any payment or distribution of any character or any security, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in these subordination provisions with respect to the indebtedness evidenced by the Securities of any series, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by the Trustee or any Holder in contravention of any of the terms hereof such payment or distribution or security shall be received in trust for the benefit of, and shall be paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all such Senior Indebtedness in full. In the event of the failure of the Trustee or any Holder to endorse or assign any such payment, distribution or security, each holder of Senior Indebtedness is hereby irrevocably authorized to endorse or assign the same.

(e) Senior Indebtedness shall not be deemed to have been paid in full unless the holders thereof shall have received cash, securities or other property equal to the amount of such Senior Indebtedness then outstanding. Upon the payment in full of all Senior Indebtedness, the Holders of Securities of each series shall be subrogated to all rights of any holders of Senior Indebtedness to receive any further payments or distributions applicable to the Senior Indebtedness until the

indebtedness evidenced by the Securities of such series shall have been paid in full, and such payments or distributions received by such Holders, by reason of such subrogation, of cash, securities or other property which otherwise would be paid or distributed to the holders of Senior Indebtedness shall, as between the Company and its creditors other than the holders of Senior Indebtedness, on the one hand, and such Holders, on the other hand, be deemed to be a payment by the Company on account of Senior Indebtedness and not on account of the Securities of such series.

(f)   The provisions of this Article Fifteen are solely for the purpose of defining the relative rights of the holders of Senior Indebtedness on the one hand and the Holders of the Securities on the other hand, and nothing herein shall impair, as between the Company and the Holder of any Security, the obligation of the Company, which is unconditional and absolute, to pay to the Holder thereof the principal, premium, if any, and interest thereon in accordance with its terms, nor shall anything herein prevent the Trustee or the Holder of a Security from exercising all remedies otherwise permitted by applicable law or hereunder upon default hereunder, subject to the rights, if any, under this Article Fifteen of holders of Senior Indebtedness to receive cash, property or securities, otherwise payable or deliverable to Holders of the Securities.

Section 1502.   *Rights of Holders of Senior Indebtedness Not Impaired*.   No right of any present or future holder of any Senior Indebtedness of the Company to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired, by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company with the terms, provisions and covenants of this Indenture regardless of any knowledge thereof with which any such holder may have or be otherwise charged.

Section 1503.   *Trustee Authorized to Effectuate Subordination*. Each Holder of Securities of any series, by its acceptance thereof, authorizes the Trustee in its behalf to take such action as may be necessary or appropriate to effectuate, as between the holders of Securities and the Senior Indebtedness the subordination as provided in this Article Fifteen and appoints the Trustee its attorney-in-fact for any and all such purposes and irrevocably authorizes the Trustee in its behalf to file a proof of claim for the whole amount of principal, premium, if any, and interest owing and unpaid in respect of such Securities.

Each Holder of Securities of any series, by its acceptance thereof, waives all notice of the acceptance of the subordination provisions contained herein and in the Securities of any series by each holder of Senior Indebtedness, whether now outstanding or hereafter incurred, and waives reliance by each such holder upon such provisions.

Section 1504.   *Trustee May Hold Senior Indebtedness*. The Trustee shall be entitled to all the rights set forth in this Article Fifteen in respect of any Senior Indebtedness at any time held by it in its individual capacity to the same extent as any other holder of Senior Indebtedness and nothing contained herein shall affect the right of the Trustee to retain for its own account payments made on Senior Indebtedness held by the Trustee for its own account.

Section 1505.   Trustee and Holders of Securities May Rely on Certificate of Liquidating Agent; Trustee May Require Further Evidence as to Ownership of Senior Indebtedness; Trustee Not Fiduciary to Holders of Senior Indebtedness. Upon any payment or distribution of assets of the Company referred to in this Article Fifteen, the Trustee and the Holders of the Securities of any series shall be entitled to rely upon an order or decree made by any court of competent jurisdiction in which such dissolution or winding up or liquidation or reorganization or arrangement proceedings are pending or upon a certificate of the trustee in bankruptcy, receiver, assignee for the benefit of creditors or other Person making such payment or distribution, delivered to the Trustee or to the Holders, for the purpose of ascertaining the persons entitled to participate in such indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article Fifteen. In the absence of any such bankruptcy trustee, receiver, assignee or other Person, the Trustee shall be entitled to rely, subject to the provisions of Section 601, upon a written notice by a Person representing himself to be a holder of Senior Indebtedness (or a trustee or representative on behalf of such holder) as evidence that such Person is a holder of such Senior Indebtedness (or is such a trustee or representative). In the event that the Trustee determines, in good faith, that further evidence is required with respect to the right of any Person as a holder of Senior Indebtedness to participate in any payments or distributions pursuant to this Article, the Trustee may request such person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of Senior Indebtedness held by such Person, as to the extent to which such Person is entitled to participate in such payment or distribution, and as to other facts pertinent to the rights of such Person under this Article Fifteen, and if such evidence is not furnished, the Trustee may offer any payment to such Person pending judicial determination as to the right of such Person to receive such payment. The Trustee, however, shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness.

Section 1506.   Permitted Payments. Nothing contained in this Article or elsewhere in this Indenture, or in the Securities of any series, shall prevent (a) the Company, at any time except under the conditions described in Section 1501 from making payments at any time of principal of and premium, if any, or interest, if any, on Securities of any series or from depositing with the Trustee or any Paying Agent moneys for such payments, or (b) the application by the Trustee or any Paying Agent of any moneys deposited with it under this Indenture to the payment of or on account of the principal of and premium, if any, or interest, if any, on Securities of any series to the Holders of Securities of such series entitled thereto if such payment would not have been prohibited by the provisions of Section 1501 on the date such moneys were so deposited.

Section 1507.   Trustee Not Charged with Knowledge of Prohibition. Anything in this Article or elsewhere in this Indenture contained to the contrary notwithstanding, the Trustee shall not at any time be charged with knowledge of the existence of any facts which would prohibit the making of any payment of money to or by the Trustee and shall be entitled conclusively to assume that no such facts exist and that no event specified in Section 1501 has happened, until three Business Days after the Trustee shall have received an Officers' Certificate to that effect or notice in writing to that effect signed by or on behalf of the holder or holders, or their representatives, of Senior Indebtedness who shall have been certified by the Company or otherwise established to the reasonable satisfaction of the Trustee to be such holder or holders or representatives or from any trustee under any indenture pursuant to which such Senior

Indebtedness shall be outstanding. The Company shall give prompt written notice to the Trustee and to the Paying Agent of any facts which would prohibit the payment of money to or by the Trustee or any Paying Agent.

Section 1508. *Securities to Rank Pari Passu With Other Subordinated Indebtedness; Payment of Proceeds in Certain Cases*. (a) Subject to the provisions of this Section and to any provisions established or determined with respect to Securities of any series pursuant to Section 301, Securities of any series shall rank *pari passu* in right of payment with all other Subordinated Indebtedness of the Company.

(b) Upon the occurrence of any of the events specified in Section 1501(b), the provisions of that Section and the corresponding provisions of each indenture or other instrument or document establishing or governing the terms of any other Subordinated Indebtedness of the Company shall be given effect on a pro rata basis to determine the amount of cash, property or securities which may be payable or deliverable as between the holders of Senior Indebtedness, on the one hand, and the Holders of Securities and holders of other Subordinated Indebtedness of the Company, on the other hand.

ARTICLE XVI

REPAYMENT AT THE OPTION OF SECURITYHOLDERS

Section 1601. *Applicability of Article*. Securities of any series which are repayable at the option of the Holders thereof before their Stated Maturity shall be repaid in accordance with their terms and (except as otherwise contemplated by Section 301 for Securities of such series) in accordance with this Article.

Section 1602. *Repayment of Securities*. Each Security which is subject to repayment in whole or in part at the option of the Holder thereof on a Repayment Date shall be repaid at the applicable Repayment Price together with (unless otherwise specified pursuant to Section 301 with respect to Securities of that series) interest accrued to such Repayment Date.

Section 1603. *Exercise of Option; Notice*. Each Holder desiring to exercise his option for repayment shall, as conditions to such repayment, surrender the Security to repaid maturing after the Repayment Date and with written notice of the exercise of such option at any office or agency of the Company in a Place of Payment, not less than 15 nor more than 30 days prior to the Repayment Date. Such notice, which shall be irrevocable, shall identify the Security to be repaid and shall, in the case of a Security, specify the principal amount of such Security to be repaid, which shall be not less than the minimum authorized denomination for such Security or an integral multiple thereof and, in the case of a partial repayment of the Security the denomination or denominations of the Security or Securities of like tenor and terms as the Security so surrendered to be issued to the Holder for the portion of the principal of the Security surrendered which is not to be repaid.

Any Security which is to be repaid only in part shall be surrendered at a Place of Payment therefor (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of like tenor and terms as the Security so surrendered of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the repayment of Securities shall relate, in the case of any Security repaid or to be repaid only in part, to the portion of the principal of such Security which has been or is to be repaid.

Section 1604.   Securities Payable on the Repayment Date. Notice of exercise of the option of repayment having been given and the Securities so to be repaid having been surrendered as aforesaid, such Securities shall, on the Repayment Date, become due and payable at the Repayment Price therein specified and from and after such date (unless the Company shall default in the payment of the Repayment Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for repayment in accordance with Section 1603, such Security shall be paid by the Company at the Repayment Price, together with accrued interest to the Repayment Date; *provided, however,* that, unless otherwise specified as contemplated by Section 301, installments of interest on Securities whose Stated Maturity is on or prior to the Repayment Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

On or prior to any Repayment Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money in immediately available funds sufficient to pay the Repayment Price of, and (if accrued interest is to be paid to the Persons surrendering the relevant Securities for repayment) accrued interest on, all the Securities which are to be repaid on that date.

If any Security duly surrendered for repayment shall not be so paid, the principal and any premium and interest shall, until paid and to the extent permitted by law, bear interest from the Repayment Date at the rate prescribed therefor in the Security or with respect to such Securities pursuant to Section 301, as the case may be, or, if no such interest rate is prescribed therefor, at the interest rate or rates borne by such Securities.

ARTICLE XVII

IMMUNITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS AND DIRECTORS

Section 1701.   Exemption from Individual Liability.   No recourse under or upon any obligation, covenant or agreement of this Indenture, or of any Security, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, stockholder, officer or director, as such, past, present or future, of the Company or of any successor Person, either directly or through the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the obligations issued hereunder are solely corporate obligations, and that no such personal liability whatever shall attach to, or is or shall be incurred by, the incorporators, stockholders, officers or directors, as such, of the Company or of any successor Person, or any of them, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Securities or inferred therefrom; and that any and all such personal liability, either at common law or in equity or by constitution or statute, of, and any and all such rights and claims against, every such incorporator, stockholder, officer or director, as such, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Securities or implied therefrom, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of such Securities.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first written above.

FIRST MIDWEST BANCORP, INC.

By /s/ John M. O'Meara _____
    Name: John M. O'Meara
    Title: President and Chief Executive Officer

Attest: /s/ Barbara E. Briick_____
    Name: Barbara E. Briick
    Title: Senior Vice President,
    Corporate Secretary and
    Corporate Controller

U.S. BANK NATIONAL ASSOCIATION

By /s/ Grace A. Gorka _____
    Name: Grace A. Gorka
    Title: Vice President

Attest: /s/ Melissa A. Rosal_____
    Name: Melissa A. Rosal
    Title: Vice President

STATE OF ILLINOIS)
COUNTY OF DUPAGE) **SS.**

       On March 20, 2006, before me, Susan M. Baretto, a Notary Public in and for said County and State, personally appeared John M. O'Meara, personally known to me to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity on behalf of which the person acted, executed the within instrument.

       Witness my hand and official seal.

                    /s/ Susan M. Barreto
                    Notary Public in and for
                    said County and State

STATE OF ILLINOIS)
COUNTY OF COOK) ss.

On March 20, 2006, before me, Patricia M. Child, a Notary Public in and for said County and State, personally appeared Grace A. Gorka, personally known to me to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity on behalf of which the person acted, executed the within instrument.

Witness my hand and official seal.

　　　　　　　　　　　　　　　　　/s/ Patricia M. Child
　　　　　　　　　　　　　　　　　Notary Public in and for
　　　　　　　　　　　　　　　　　said County and State

Exhibit 4.2

THIS SECURITY IS A GLOBAL SECURITY REGISTERED IN THE NAME OF THE DEPOSITARY (REFERRED TO HEREIN) OR A NOMINEE THEREOF AND, UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR THE INDIVIDUAL SECURITIES REPRESENTED HEREBY, THIS GLOBAL SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OR SUCH SUCCESSOR DEPOSITARY.

UNLESS THIS GLOBAL SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK), TO THE TRUSTEE FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS SECURITY IS NOT A SAVINGS ACCOUNT DEPOSIT OR OBLIGATION OF ANY BANK AND IS NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES, INCLUDING THE FEDERAL DEPOSIT INSURANCE CORPORATION, BANK INSURANCE FUND OR SAVINGS ASSOCIATION INSURANCE FUND.

FIRST MIDWEST BANCORP, INC.

5.85%% SUBORDINATED NOTE DUE APRIL 1, 2016

CUSIP: 320867 AA 2   NUMBER: R-1

ORIGINAL ISSUE DATES(S):   PRINCIPAL AMOUNTS(S): $100,000,000
MARCH 28, 2006

INTEREST RATE: 5.85%   MATURITY DATE: : APRIL 1, 2016

First Midwest Bancorp, Inc., a corporation duly organized and existing under the laws of the State of Delaware (herein called the *"Company,"* which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & CO., or registered assigns, the principal sum of ONE HUNDRED MILLION DOLLARS on April 1, 2016, and to pay interest thereon from March 28, 2006 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on April 1 and October 1 in each year, commencing October 1, 2006 at the rate of 5.85% per annum, until the principal hereof is paid or made available for payment. The amount of interest payable for any period shall be computed on the basis of twelve 30-day months and a 360-day year. In the event that any date on which interest is payable on this Security is not a Business Day, then a payment of the interest payable on such date will be made on the next succeeding day which is a Business

Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on the date the payment was originally payable. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the March 15 or September 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed or traded, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of and interest on this Security will be made at the office or agency of the Paying Agent maintained for that purpose in Chicago, Illinois, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; *provided, however,* that at the option of the Company payment of interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer in immediately available funds at such place and to such account as may be designated in writing by the Person entitled thereto as specified in the Security Register at least fifteen days prior to the relevant Interest Payment Date.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

In Witness Whereof, the Company has caused this instrument to be duly executed.

Dated: March 28, 2006   First Midwest Bancorp, Inc.

                                         By: /s/ Michael L. Scudder _____
                                             Name: Michael L. Scudder_____
                                             Title: Executive Vice President and_____
                                                    Chief Financial Officer_____

Attest:

By: /s/ Barbara E. Briick_____
    Name: Barbara E. Briick_____
    Title: Corporate Secretary_____

Certificate of Authentication

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Date: March 28, 2006   U.S. Bank National Association,
                                            as Trustee

                                         By: /s/ Grace A. Gorka _____
                                                    Authorized Officer

(Reverse of Security)

This Security is one of a duly authorized issue of securities of the Company (herein called the *"Securities"*), issued and to be issued in one or more series under a Subordinated Debt Indenture, dated as of March 1, 2006 (herein called the *"Indenture,"* which term shall have the meaning assigned to it in such instrument), between the Company and U.S. Bank National Association, as Trustee (herein called the *"Trustee,"* which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited in aggregate principal amount to $100,000,000; *provided, however*, that the authorized aggregate principal amount of the Securities may be increased above such amount pursuant to a Board Resolution to such effect.

The Securities of this series are not subject to redemption by the Company prior to their Stated Maturity and will not be entitled to the benefit of any sinking fund.

The Indenture contains provisions for satisfaction and discharge of the entire indebtedness of this Security upon compliance by the Company with certain conditions set forth in the Indenture.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of a majority in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Default with respect to the Securities of this series, the Holders of not less than 25% in principal amount of the Securities of

this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Default as Trustee and offered the Trustee reasonable indemnity, the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and the Trustee shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

The Company and each Holder of the Securities of this series, by accepting such Securities, agree that the payment of the principal and interest on such Securities is subordinated, to the extent and in the manner provided in the Indenture, to the prior payment in full of all present and future Senior Indebtedness and that the subordination provisions in the Indenture are for the benefit of the holders of Senior Indebtedness. Each Holder of a Security by his or her acceptance thereof authorizes and directs the Trustee in his or her behalf to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee his or her attorney-in-fact for any and all such purposes.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees. No service charge shall be made for any such registration of transfer or exchange, but the Company and the Security Registrar may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Securities of this series are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

THE INDENTURE AND THIS SECURITY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THEREOF.

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE AND MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY.

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of the within Security, shall be construed as though they were written out in full according to applicable laws or regulations

TEN COM	—	as tenants in common
TENANT	—	as tenants by the entireties
JT TEN	—	as joint tenants with right of survivorship and not as tenants in common
UNIF GIFT MIN ACT	—	_____ Custodian _____

(Cust)   (Minor)
under Uniform Gifts to Minors Act

Additional abbreviations may also be used though not in the above list.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

_____

PLEASE INSERT SOCIAL SECURITY OR
OTHER IDENTIFYING NUMBER OF ASSIGNEE:

_____
_____
(Please Print or Typewrite Name and Address, Including Postal Zip Code, of Assignee)

_____
the within Security and all rights thereunder, and hereby irrevocably constitutes and appoints
_____ to transfer said Security on the books
of the Company, with full power of substitution in the premises.

If less than the entire principal amount of the within Security is to be sold, transferred or assigned, specify the portion thereof which the Holder elects to have sold, transferred or assigned: _____; and specify the denomination or denominations (which shall not be less than the minimum-authorized denomination) of the Securities to be issued to the Holder for the portion of the within Security not being sold, transferred or assigned (in the absence of any such specification, one such Security will be issued for the portion not being sold, transferred or assigned): _____.

Dated: _____

Signature: _____
(Sign exactly as your name appears on the other side of this Security Certificate)

Signature Guarantee*: _____

_____
Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Registrar, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("STAMP"*) or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities and Exchange Act of 1934, as amended.

Exhibit 10

TENTH AMENDMENT TO THE
FIRST MIDWEST BANCORP INC. SAVINGS AND PROFIT SHARING PLAN
AMENDED AND RESTATED EFFECTIVE JANUARY 1, 1998

WHEREAS, First Midwest Bancorp, Inc. (the "Company") maintains the First Midwest Bancorp Inc. Savings and Profit Sharing Plan as amended and restated effective January 1, 1998 (the "Plan"); and,

WHEREAS, it is now deemed desirable and in the best interest of participants and beneficiaries to amend certain provisions of the Plan;

NOW THEREFORE, pursuant to the power reserved to the undersigned officer of the Company in accordance with the authorizations and directions of the Board of Directors of the Company, the Plan is hereby amended effective March 31, 2006 in the following particulars:

1.   The last sentence of subsection 2.1(d) is restated as follows:

"Notwithstanding any other provision of this Plan, hours of service with Heritage Financial Services, Inc., First of America Bank, Crystal Lake Office, The Northern Trust Company, Higgins Road Office, CoVest Bancshares, Inc. ("CoVest"), The Elgin State Bank, Carpentersville Office and Bank Calumet, Inc., shall be deemed to be Hours of Service with the Employer under this Plan for purposes of this Section 2.1. Further notwithstanding any provision of this Plan, every Eligible Employee who was a participant in or was eligible to participate in the CoVest Banc Profit Sharing Plan on the date of the merger of CoVest with the Company shall become a Participant in the Plan on January 1, 2004."

2.   The last sentence of subsection 2.3(a) is restated as follows:

"Notwithstanding any other provision of this Plan, the following service shall be deemed to be service with the Employer for purposes of this Section 2.3: (i) with respect to any employee who commenced employment on or prior to September 4, 1998, service with First of America Bank, Crystal Lake Office; (ii) with respect to any employee who commenced employment with the Employer prior to October 1, 1998, service with Heritage Financial Services, Inc.; (iii) with respect to any employee who commenced employment with the Employer prior to July 1, 2003, service with The Northern Trust Company, Higgins Road Office; (iv) with respect to any employee who commenced employment with the Employer prior to January 1, 2004, service with CoVest Bancshares, Inc. and any of its affiliates; (v) with respect to any employee who commenced employment with the Employer prior to February 1, 2006, service with The Elgin State Bank, Carpentersville Office; and (iv) with respect to any employee who commenced employment with Employer prior to April 1 2006, service with Bank Calumet, Inc."

*   *   *

(Signature Page Follows)

        /S/ JOHN M. O'MEARA
John M. O'Meara
President and Chief Executive Officer
Date: February 23, 2006

CERTIFICATE

I, Barbara E. Briick do hereby certify that I am the Corporate Secretary of First Midwest Bancorp, Inc. (the "Company"), a Delaware corporation, and as such I am the keeper of the corporate seal and of the minutes and records of the Company; that attached hereto is a complete, true and correct copy of the Tenth Amendment to the First Midwest Bancorp Inc. Savings and Profit Sharing Plan, as amended and restated as of January 1, 1998 (the "Tenth Amendment"), which Tenth Amendment was duly adopted by the appropriate officer of the Company on February 23, 2006; and that said Tenth Amendment has not been rescinded or modified in any manner and remains in full force and effect.

WITNESS my signature and seal of the Company this 23rd day of February, 2006.

    /S/ BARBARA E. BRIICK
Secretary

(SEAL)

Exhibit 99

News Release

[LOGO]   **First Midwest Bancorp, Inc.**

First Midwest Bancorp
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768
(630) 875-7450

FOR IMMEDIATE RELEASE

CONTACT: Michael L. Scudder

EVP, Chief Financial Officer

TRADED: Nasdaq

(630) 875-7283

SYMBOL: FMBI

www.firstmidwest.com

*FIRST MIDWEST BANCORP COMPLETES
ACQUISITION OF BANK CALUMET, INC.*

ITASCA, IL, April 3, 2006 – First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced that it completed its acquisition of Bank Calumet, Inc. for $307 million in cash. Bank Calumet is a bank holding company headquartered in Hammond, Indiana with $1.1 billion in assets and 30 branches located predominantly in Lake County, Indiana and the contiguous Illinois counties of Cook and Will.

"I am extremely pleased that the acquisition of Bank Calumet was completed as quickly as we projected," said John O'Meara, President and Chief Executive Officer of First Midwest Bancorp. "We look forward to building upon the long-standing relationships that Bank Calumet has developed in its 72 years of banking service to these dynamic markets. We also expect that Bank Calumet's conservative policies, diversified lending base, and community banking approach will fit well with First Midwest's established business model."

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 101 offices located in 61 communities, primarily in northeastern Illinois. First Midwest was the only bank named by *Chicago* magazine as one of the 25 best places to work in Chicago.

#   #   #